Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Lodgement of Prospectus and Appendix 3B

Melbourne, Australia, 11 November 2015. Further to the ASX announcements of 16 October and 2 November 2015, Progen Pharmaceuticals Limited (the Company) (ASX: PGL, OTC: PGLA) is pleased to announce the lodgement of the Prospectus and Appendix 3B in respect of the proposed acquisition of 100% of the issued capital in TBG Inc (TBG) from Medigen Biotechnology Corporation (Medigen) (TBG Acquisition).

The Company also provides the following updated indicative timetable in respect to the TBG acquisition and capital raising:

Event	Date*
Dispatch Notice of General Meeting	4 November 2015
Prospectus lodged with ASIC	10 November 2015
Exposure Period Expires	17 November 2015
Offer under Prospectus Opens	18 November 2015
Offer under Prospectus Closes	30 November 2015
Annual General Meeting and General Meeting held Suspension of the Company’s securities from trading on ASX	7 December 2015
Allotment of Shares and Completion of Acquisition	10 December 2015
Dispatch of holding statements to Shareholders	11 December 2015
Expected date for re-quotation of securities on ASX	16 December 2015

*

The above dates are indicative only and may change without notice. The Company reserves the right to extend or shorten the offer period or close the Equity Offer in its absolute discretion and without prior notice.

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Prospectus

Progen Pharmaceuticals Limited

Acquisition of TBG Inc

10 November 2015

Progen Pharmaceuticals Limited

(to be renamed TBG Diagnostics Limited)

ACN 010 975 612

Prospectus

For the offer of up to 69,047,619 Shares at an issue price of $0.21 per Share to raise up to $14.5 million with a minimum subscription of $10 million.

Important Information

This is an important document that should be read in its entirety. If you do not understand it you should consult your professional advisers without delay.

The Securities offered by this Prospectus should be considered highly speculative.

Table of Contents

1. Corporate Directory	4
2. Important Notice	5
3. Indicative Timetable	7
4. Chairman’s letter	8
5. Investment Overview	9
6. Transaction Overview	23
7. Details of the Offer	26
8. Company Overview	31
9. Industry Overview	36
10. Risk Factors	40
11. Board, Management & Interests	44
12. Financial Information	48
13. Investigating Accountant’s Report	60
14. Corporate Governance	64
15. Material Contracts	82
16. Additional Information	84
17. Director’s authorisation	88
18. Glossary & interpretation	89

1. CORPORATE DIRECTORY

1.	Corporate Directory

Directors	ASX Code
Mr Jitto Arulampalam	PGL
Dr Hongjen Chang
Dr Christopher Harvey	Proposed ASX Code
TDL

Proposed Directors	Legal Advisers
Mr Jitto Arulampalam	Fuse Advisory
Dr Stanley Chang	184 Moorabool Street
Mr Eugene Cheng	Geelong VIC 3220
Ms Emily Lee

Company Secretary	Share Registry*
Mr Blair Lucas	Computershare Investor Services Pty Limited
117 Victoria Street
West End QLD 4101

Registered Office	Company Auditor*
Level 18	BDO Audit Pty Ltd
101 Collins Street	Level 10, 12 Creek Street
Melbourne VIC 3000	Brisbane QLD 4000
Tel +61 (0)7 3273 9133
Fax +61 (0)7 3375 1168	Investigating Accountant
Website: www.progen-pharma.com.au	BDO Audit Pty Ltd
Level 10, 12 Creek Street
Brisbane QLD 4000

* These entities have been included for information purposes only. They have not been involved in the preparation of this Prospectus

2. IMPORTANT NOTICE

2.	Important Notice

2.1	General

This Prospectus is dated 10 November 2015 and was lodged with ASIC on that date. The ASIC and its officers take no responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates.

No person is authorised to give information or to make any representation in connection with the Offer which is not contained in the Prospectus. Any information or representation not so contained may not be relied on as having been authorised by Progen Pharmaceuticals Limited (PGL or Company) in connection with this Prospectus.

It is important that you read this Prospectus in its entirety and seek professional advice where necessary. The Securities the subject of this Prospectus should be considered as highly speculative.

2.2	Re-compliance Prospectus

This Prospectus is a re-compliance prospectus for the purposes of satisfying Chapters 1 and 2 of the ASX Listing Rules and to satisfy ASX requirements for re-admission to the Official List following a change in nature and scale of the Company’s activities.

2.3	Investment Advice

This Prospectus does not provide investment advice and has been prepared without taking account of your financial objectives, financial situation or particular needs (including financial or taxation issues). You should seek professional investment advice before subscribing for Securities under this Prospectus.

2.4	Conditional Offer

The Offer is conditional on:

(a)	the passing of all of the Acquisition Resolutions that are being put to Shareholders at the General Meeting; and

(b)	ASX conditional approval to re-admit the Shares to Official Quotation.

Accordingly, the Offer under this Prospectus is effectively inter-conditional on the successful completion of each other part of the Acquisition. In the event that Shareholders do not approve all of the Acquisition Resolutions at the General Meeting the Offer will not proceed and no Securities will be issued pursuant to this Prospectus if this occurs, Applicants will be reimbursed their Application monies (without interest).

2.5	Expiry Date

No Securities may be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

2.6	Forward-looking statements

Various statements in this Prospectus constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward-looking statements and involve known and unknown risks, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way implicitly portrayed within this Prospectus.

Notwithstanding the above, to the extent that there may be matters discussed in this Prospectus that are forward-looking, such statements are only predictions and actual events or results may differ materially.

Except to the extent required by law, the Company has no intention to update or revise forward-looking statements, or to publish prospective financial information in the future, regardless of whether new information, future events or any other factors affect the information contained in this Prospectus.

2.7	Privacy Statement

By completing and return an Application Form, you will be providing personal information directly or indirectly to the Company, the Share Registry and related bodies corporate, agents, contractors and third party service providers of the foregoing (Collecting Parties). The Collecting Parties collect, hold and will use that information to assess your Application, service your needs as a Shareholder and to facilitate distribution payments and corporate communications to you as a Shareholder.

2. IMPORTANT NOTICE

By submitting an Application Form, you authorise the Company to disclose any personal information contained in your Application Form (Personal Information) to the Collecting Parties where necessary for any purpose in connection with the Offer, including processing your acceptance of the Offer and complying with applicable law, the ASX Listing Rules, the ASX Settlement Operating Rules and any requirements imposed by any Public Authority.

If you do not provide the information required in the Application Form, the Company may not be able to accept or process your acceptance of the Offer.

If the Offer is successfully completed, your Personal Information may also be used from time to time and disclosed to persons inspecting the register of Shareholders, including bidders for your securities in the context of takeovers, Public Authorities, authorised securities brokers, print service providers, mail houses and the Share Registry.

Any disclosure of Personal Information made for the above purposes will be on a confidential basis and in accordance with the Privacy Act 1988 (Cth) and all other legal requirements, if obliged to do so by law or any Public Authority. Personal Information collected from you will be passed on to third parties strictly in accordance with legal requirements. Once your Personal Information is no longer required, it will be destroyed or de-identified. As at the date of this Prospectus, the Company does not anticipate that Personal Information will be disclosed to any overseas recipient.

Subject to certain exemptions under law, you may have access to Personal Information that he Collecting Parties hold about you and seek correction of such information. Access and correction requests, and any other queries regarding this privacy statement, must be made in writing to the Share Registry at the address set out in the Corporate Directory in Section 1 of this Prospectus. A fee may be charged for access.

2.8	Website – electronic prospectus

A copy of this Prospectus can be downloaded from the Company’s website at www.progen-pharma.com. The Corporations Act prohibits any person passing onto another person an application or acceptance form unless it is attached to a hard copy of this Prospectus or it accompanies a complete and unaltered version of this Prospectus. You may obtain a hard copy of this Prospectus free of charge by contacting the Company.

The Company reserves the right not to accept an application or acceptance from a person if it has reason to believe that when that person was given access to the application or acceptance form, it was not provided together with the Prospectus and any relevant supplementary or replacement Prospectus or any of those documents were incomplete or altered.

2.9	Defined terms

Unless the contrary intention appears or the context otherwise requires, words and phrases contained in this Prospectus have the meaning and interpretation as given in the Corporations Act and capitalised terms have the meaning given in the Glossary in Section 18 of this Prospectus.

2.10	Risks

You should read this document in its entirety and, if in aby doubt, consult your professional advisers before deciding whether to apply for Securities. There are risks associated with an investment in the Company and the Securities offered under this Prospectus must be regarded as a speculative investment.

The Securities offered under this Prospectus carry no guarantee with respect to return on capital investment, payment of dividends or the future value of the Securities. Refer to Section 10 of this Prospectus for details relating to risk factors

2.11	Enquiries

If you are in any doubt as to how to deal with any of the matters raised in this Prospectus, you should consult your broker or legal, financial or other professional adviser without delay. Should you have any questions about the Offer or how to accept the Offer, please call the Company Secretary, Blair Lucas, on +61 (0)7 3273 9133.

3. INDICATIVE TIMETABLE

3.	Indicative Timetable

Event	Date*

Dispatch Notice of General Meeting	4 November 2015

Prospectus lodged with ASIC	10 November 2015

Exposure Period Expires	17 November 2015

Offer under Prospectus Opens	18 November 2015

Offer under Prospectus Closes	30 November 2015

Annual General Meeting and General Meeting held Suspension of the Company’s securities from trading on ASX	7 December 2015

Allotment of Shares and Completion of Acquisition	10 December 2015

Dispatch of holding statements to Shareholders	11 December 2015

Expected date for re-quotation of securities on ASX	16 December 2015

*

The above dates are indicative only and may change without notice. The Company reserves the right to extend or shorten the offer period or close the Equity Offer in its absolute discretion and without prior notice. The Company also reserves the right not to proceed with all or part of the Equity Offer at any time before the issue of New Shares to applicants.

4. CHAIRMAN’S LETTER

4.	Chairman’s Letter

Dear Investor

On behalf of the Board of Directors it is with great pleasure that I present you with the opportunity to participate in the ownership and future growth of the Company.

The Company is an Australian Securities Exchange (ASX) listed company, which having decided to change its focus within the biotechnology sector, has agreed to transform itself into a biotechnology diagnostic business through the acquisition of 100% of the issued capital in TBG Inc (TBG).

In its simplest form, TBG is an in-vitro diagnostic (IVD) company that is involved in work such as:

●	developing Nucleic Acid Test (NAT) products;

●	developing HLA typing reagents based on NAT technologies;

●	developing automation systems for NAT operations; and

●	development, manufacture and marketing of IVD related NAT kits and services.

IVD refers to techniques of diagnostic tests used to diagnose and detect diseases or infection in a controlled environment and monitor prescribed treatments and assessment of medical intervention outside of the human body. The information obtained from IVD allows for earlier and more targeted treatment, increasing the efficiency of the healthcare system.

The IVD market is currently undergoing a period of growth, and this growth is expected to continue for a number of years. Based on Allied Market Research 2013, the global IVD market was approximately US$53.3 billion in 2013 and expected to reach US$74.7 billion by 2020.

The Company is delighted with this proposed transaction and the opportunities that this new direction presents to shareholders.

A new Board will be put in place whose collective experience spans investment in biotechnology, technology, and management across finance, business development and commercial performance.

The Company is seeking to raise up to $14.5 million through the issue of up to 69,047,619 Shares at a price of $0.21 per Share.

The information in this Prospectus contains detailed information about the Offer and a detailed explanation of the business. An investment in the Company is subject to certain risks, non-exhaustive lists of which are highlighted in Sections 5 and 10. I strongly encourage you to carefully read the Prospectus in full, and as required seek professional advice before investing. In particular, you should read the Key Risks in Section 5 and the Risk Factors in Section 10.

Before making your decision to invest, I caution you that an investment should be based on the knowledge that it is high risk, speculative in nature and may not be suitable for all investors.

In closing, I would like to acknowledge the service of Dr Hongjen Chang and Dr Christopher Harvey who will resign from the Board following Completion of the Acquisition. Drs Chang and Harvey have been pivotal in helping to reposition the Company’s future and their wise counsel has been greatly appreciated.

On behalf of the Board, I look forward to welcoming you as a Shareholder.

Yours sincerely

Jitto Arulampalam
Chairman

5. INVESTMENT OVERVIEW

5.	Investment Overview

This Section is a summary only and is not intended to provide full information for investors intending to apply for Securities offered pursuant to this Prospectus. This Prospectus should be read and considered in its entirety.

A.     Company

Item	Summary	More information

Who is the issuer of this Prospectus?	Progen Pharmaceuticals Limited (ACN 010 975 612) (ASX: PGL)

Who is Progen Pharmaceuticals Ltd?

The Company listed on the ASX on 22 December 1995 and is a pharmaceuticals and biotechnology company with a historical focus on improving patient outcomes through the discovery and development of small molecule-based cancer therapeutics.

The Company’s core focus is development of the anti-angiogenesis and anti-metastatic oncology products pipeline. The dual mechanism therapeutic approach focuses on both controlling tumour growth and spread.

On 16 October 2015 the Company announced its intention to acquire 100% of the issued capital of TBG Inc (TBG) from Medigen Biotechnology Corporation (Medigen) (Acquisition).

Section 6.1

How will the Acquisition be implemented?

The Company has called the General Meeting, to be held on 7 December 2015, to seek the approval of its Shareholders to the change in nature and scale of its activities arising from the Acquisition.

At the General Meeting, Shareholders will consider resolutions relating to the change in the nature and scale of the Company’s activities, as well as resolutions required for Completion of the Acquisition and undertaking the Offer.

The Company proposes to change its name to “TBG Diagnostics Limited” on Completion of the Acquisition, which in the Board’s opinion will better suited to the Company’s new strategic focus.

Sections 6.2, 1.1 and 6.6

5. INVESTMENT OVERVIEW

A.     Company Cont.

Item	Summary A	More information

Who is TBG?

TBG Inc was founded by Medigen in 2006 and is incorporated in the Cayman Islands.

TBG was founded to further Medigen’s strategy of developing Nuclear Acid Testing (NAT) products.

TBG is a wholly owned subsidiary of Medigen and has three wholly owned subsidiaries: Texas Biogene, Inc. (Texas Biogene), TBG Biotechnology Corp. (TBG Taiwan) and TBG Biotechnology Xiamen Inc. (TBG Xiamen), which are based in the US, Taiwan and China respectively.

Medigen entered the molecular diagnostic business through TBG at the start of 2006 with the acquisition of Texas Biogene and proceeded to develop a low resolution human leukocyte antigen (HLA) sequence-specific primer (SSP) typing kit prototype and obtained regulatory approvals for the product. TBG began selling the HLA SSP kits during 2007 and 2008.

Further details about who TBG is, its Products and Business, can be found at Section 8.

Section 8 and 8.3

B.     Business Model

Item	Summary	More information

How will the Company generate income?	Following Completion of the Acquisition, the Company will generate income through the sale of its Products and the conduct of its Business.	Section 8.4

What are the key business strategies of the Company?	Following Completion of the Acquisition, the Company will focus on the development of the Products and the Business	Section 8.5

What are the key dependencies of the Company’s business	The key factors that the Company will depend on to meet its objectives including maintaining and developing its Products and growing its presence in the IVD industry.	Sections 8.4, 8.5,8.6 and 9

5. INVESTMENT OVERVIEW

C.     Key Investment Highlights

Item	Summary	More information

What are the key investment highlights?	The Directors and Proposed Directors are of the view that an investment in the Company provides the following non-exclusive list of key highlights:		Section 6.3

	●	the Acquisition represents an attractive investment opportunity for the Company;

	●	with increasing demand for In-vitro diagnostics products, the Company will be exposed to an industry which has potential to grow significantly;

	●	the Acquisition provides the Company with the opportunity to increase the value of the Company;

	●	TBG is an established brand with proven results and a strong presence in the Asian market;

	●	in-house developed and patented intellectual property rights; and

	●	the Company will be managed by directors and management with significant experience in the biotechnology industry with a view to guiding the Company to be a significant player in the In-vitro diagnostics industry

5. INVESTMENT OVERVIEW

D.     Key Risks

Item	Summary	More information

What are the key risks of an investment in the Company?

The business, assets and operations of the Company including after Completion of the Acquisition, are subject to certain risk factors that have the potential to influence the operating and financial performance of the Company in the future. These risks can impact on the value of an investment in the Securities of the Company.

The Board aims to manage these risks by carefully planning its activities and implementing risks control measures. Some of the risks are, however, highly unpredictable and the extent to which the Board can effectively manage them is limited.

Based on the introduction available a non-exhaustive list of the key risk factors affecting the Company are as follows:

(a) Re-quotation of Shares on ASX

The Acquisition constitutes a significant change in the nature and scale of the Company’s activities and the Company needs to re-comply with Chapters 1 and 2 of the ASX Listing Rules as if it were seeking admission to the Official List.

There is a risk that the Company may not be able to meet the requirements of the ASX for re-quotation of its Shares on the ASX. Should this occur, the Shares will not be able to be traded on the ASX until such time as those requirements can be met, if at all.

Shareholders may be prevented from trading their Shares should the Company be suspended until such time as it does re-comply with the ASX Listing Rules.

Section 10

5. INVESTMENT OVERVIEW

D.     Key Risks Cont.

Item	Summary	More information

(b) Dilution Risk

The Company currently has 55,285,315 Shares on issue. On completion of the Acquisition the Company will issue 101,722,974 Shares to Medigen and up to 69,047,619 Shares if the maximum subscription of $14.5 million is achieved.

Assuming existing Shareholders to do not participate in the Capital Raising, after Completion of the Acquisition and the Capital raising existing Shareholders will retain between approximately 19.6% - 21.7% of the issued capital in the Company.

Please refer to Section 10.2(b) of this Prospectus for further information on the impact of the Acquisition and Capital Raising and the dilution to Shareholder that may occur as a consequence.

There is also a risk that the interests of Shareholders will be further diluted as a result of future capital raisings required in order to fund the growth and development of the Business. None are planned at present. Dilution will also occur if any existing or future options are exercised

(c) Liquidity Risk

On Completion of the Acquisition, the Company proposes to issue 101,722,974 Shares (Consideration Shares) to Medigen and, as referred to above in relation to dilution risk, Medigen will then hold between 49.8% - 55% of the issued shares in the Company (subject to the amount raised under the Capital Raising).

The Consideration Shares may also be subject to escrow restrictions set by ASX in accordance with Chapter 9 of the ASX Listing Rules. The effect of these restrictions is that it could be considered an increased liquidity risk as a large portion of issued capital may not be able to be traded freely for a period of time.

Section 10

5. INVESTMENT OVERVIEW

D.     Key Risks Cont.

Item	Summary	More information

(d) Contractual risks

Pursuant to the SSPA, the Company has agreed to acquire 100% of TBG, subject to the fulfilment of certain conditions precedent. The ability of the Company to achieve its stated objectives will depend on the performance by the parties of their obligations under the SSPA. IF any party defaults in the performance of their obligations, it may be necessary for the Company to approach a court to seek a legal remedy, which can be costly.

(e) Competition Risk

The Company will compete with other businesses and companies. Some of these companies have greater financial and other resources than the Company and, as a result, may be in a better position to compete for future business opportunities. There can be no assurances that the Company can compete effectively with these companies.

(f) Personnel Risk

TBG depends on the talent and expertise of its personnel. The loss of key personnel, or a number of general personnel, could have an adverse effect on operations.

There is also a risk that, where there is a turnover of development staff who have knowledge of the technology and business, that knowledge will be lost on their departure. This involves the risk that those staff who leave may have information in respect of TBG’s intellectual property or business which has a commercial value to TBG as well as the cost of replacing those who leave and training new staff.

Section 10

5. INVESTMENT OVERVIEW

D.     Key Risks Cont.

Item	Summary	More information

(g) Market Risks

In a fast growing and dynamic market there is a risk that TBG may not be able to establish a meaningful market share or position prior to its competitors. Just as important for TBG to provide efficient and effective suite of products, is the need to effectively market those products to an emerging customer base ahead of its competitors. TBG needs to employ effective direct and indirect marketing strategies to avoid the risk of having a potentially successful product which was beaten to the market by competitors.

(h) Intellectual Property Risks

TBG has a number of current patents. However TBG has also applied to register a number of further patents and awaits confirmation of this applications.

However the granting of a patent, does not guarantee that the rights of others are not infringed, that competitors will not develop technology to avoid the patent or that third parties will not seek to claim an interest in the intellectual property with a view to seeking a commercial benefit from TBG.

There is also a risk of competition in obtaining and sustaining protection of intellectual property, which given its complex nature, can lead to expensive and lengthy disputes for which there can be no guaranteed outcome. Even if TBG obtains protection of intellectual property through patents, there is no certainty it would be notified of an infringement or that it would be in a financial position to pursue the necessary action in the event of such a breach.

There can be no assurance that employees, consultants or third parties will not breach confidentiality or infringe or misappropriate TBG’s intellectual property.

Section 10

5. INVESTMENT OVERVIEW

D.     Key Risks Cont.

Item	Summary	More information

(i) Regulatory Risks

The Company may be exposed to the risks of changes to applicable laws or underlying policy or their interpretation that have an impact on the Company or returns to Shareholders or the risk of non-compliance with reporting or other legal obligations.

(j) Funding Risks

The Company’s capital requirements depend on numerous factors. Depending on the Company’s ability to generate income from its operations, the Company may require further financing in the future. Any additional equity financing will dilute shareholdings, and debt financing, if available, may involve restrictions on financing and operating activities. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations and scale back product development as the case may be

Section 10

5. INVESTMENT OVERVIEW

E.     Directors & Key Management Personnel

Item	Summary	More information

Who are the Directors and Proposed Directors

It is proposed that upon Completion of the Acquisition:

(a)    Dr Stanley Change, Mr Eugene Cheng and Ms Emily Lee will be appointed to the Board;

(b)    Dr Hongjen Chang and Dr Christopher Harvey will resign from the Board.

The profiles of each of the Directors and Proposed Directors are set out in Sections 11.2 and 11.3. Details of the personal interests of each of the above individuals are set out in Section 11.4.

Section 11.1, 11.2 and 11.3

F.     Interests, Benefits and Related Party Transactions

Item	Summary	More information

Where can I find details about the security holding of all Directors and Proposed Directors?	For details relating to the security holdings of the Directors and the Proposed Directors prior to and on completion of the Acquisition, please refer to sections 11.4.	Section 11.4

Where can I find information about Director and Proposed Director remuneration and other benefits	For details relating to the remuneration and other benefits of the Directors and the Proposed Directors, please refer to section 11.5.	Section 11.5

What other Directors have an interest in the context of the Acquisition	No other Directors have any interest in the context of the Acquisition.	Section 11.8

5. INVESTMENT OVERVIEW

G.     Financial information

Item	Summary	More information

How has the Company performed over the past 12 months?	The reviewed statement of financial position for the Company as at 30 June 2015 is set out in Section 12.4.	Section 12.4

What is the financial outlook for the Company?	The reviewed pro-forma statement of financial position for the Company as at 30 June 2015 (which assumes Completion of the Acquisition) is set out in Section 12.4.	Section 12.4

Does the Company have sufficient funds for its activities?	The funding for the Company’s short to medium terms activities will be generated from a combination of the money raised under the Offer, existing cash reserves, and revenues from sales of Products.	Section 8.7

H.     Offer

Item	Summary	More information

What is the purpose of the Offer

The purpose of the Offer is to position the Company to seek to achieve the objectives set out in Section 8 and to meet the requirements of the ASX and satisfy Chapters 1 and 2 of the ASX Listing Rules. This is sought for the purpose of seeking ASX’s approval for reinstatement of the Company’s Securities to quotation following the continuing suspension if the Acquisition Resolutions are passed at the General Meeting. The purpose of the Offer is also to provide sufficient working capital to meet the Company’s anticipated research and development, sales and marketing, overhead and administration expenses as set out in this Prospectus.

On completion of the minimum raising of $10 million under the Offer, the Board believes the Company will have sufficient working capital to achieve these objectives.

The Company intends to apply funds raised from the Offer together with existing cash reserves, following reinstatement of the Company to quotation on the Official List, in the manner set out in the table in Section 7.4.

Sections 7.2, 7.4 and 8

5. INVESTMENT OVERVIEW

H.     Offer Cont.

Item	Summary	More information

What is being offered and who is entitled to participate?

The Company is inviting applications under the Offer for up to 69,047,619 Shares at an issue price of $0.21 per Share to raise up to $14.5 million with a $10 million minimum subscription condition. The Offer is not underwritten.

The Offer is open to retail and sophisticated investors in Australia and New Zealand.

Section 7.1

What will the Company’s capital structure look like after completion of the Offer and the Acquisition?	Refer to the pro forma capital structure following Completion of the Acquisition.	Section 8.10

Will I be guaranteed a minimum allocation under the Offer?	No, the Company is not in a position to guarantee a minimum application of Shares under the Offer.	Section 7.6

What are the terms of the Securities under the Offer?	A summary of the material rights and liabilities attaching to Shares offered under the Offer is set out in Section 16.2.	Section 16.2

Will any Securities be subject to escrow?

Subject to the Company complying with Chapters 1 and 2 of the ASX Listing Rules and completing the Offer, certain Securities (including those issued to Medigen as consideration for the Acquisition) on issue may be classified by ASX as restricted securities and may be required to be held in escrow for up to 24 months from the date of Official Quotation.

During the period in which these Securities are prohibited from being transferred, trading in Shares may be less liquid which may impact on the ability of a Shareholder to dispose of his or her Shares in a timely manner. The Company will apply to the ASX for waiver from certain restriction requirements that might otherwise apply to the Consideration Shares.

Subject to this waiver, all or a proportion of the Consideration Shares may be restricted from trading for a period of up to 24 months after the date of re-admission of the Company to the Official List.

Section 8.12

5. INVESTMENT OVERVIEW

H.     Offer Cont.

Item	Summary	More information

Will the Shares be quoted?	Application for quotation of all Shares to be issued under the Offer will be made to ASX no later than 7 days after the date of this Prospectus.	Section 7.8

What are the key dates of the Offer?	The key dates of the Offer are set out in the indicative timetable in Section 3.	Section 3

What is the minimum investment size under the Offer?	Applications under the Offer must be for a minimum of $2,100 worth of shares (10,000 Shares) and thereafter in multiples of $210 worth of shares (1,000 Shares).	Section 7.1(b)

Are there any conditions to the Offer

The Offer is conditional on:

●     Shareholders approving the Acquisition Resolutions required to implement the Acquisition; and

●     ASX conditional approval to re-admit the Shares to Official Quotation.

If any of these Conditions are not satisfied the Acquisition and the Offer will not proceed.

Section 2.4

5. INVESTMENT OVERVIEW

I.     Use of proceeds

Item	Summary	More information

How will the proceeds of the Offer be used	The Offer proceeds will be used for ● research and development; ● sales and marketing; ● expenses of the Offer; and ● operating expenses/general working capital.	Sections 7.4 and 16.6

J.     Additional information

Item	Summary	More information

Is there any brokerage commission or duty payable by applicants?	No brokerage, commission or duty is payable by Applicants on the acquisition of Securities under the Offer.

What are the tax implications of investing in Securities?

Holders of Shares may be subject to Australian tax on dividends and possibly capital gains tax on a future disposal of Shares subscribed for under this Offer.

The tax consequences of any investment in Securities will depend upon an investor’s particular circumstances. Applicants should obtain their own tax advice prior to deciding whether to subscribe for Securities offered under this Prospectus.

Section 7.3

How do I apply for Shares under the Offer

Applications for Shares under the Offer must be made by completion the Application Form and must be accompanied by a cheque in Australian dollars (or a direct transfer to the bank account advised by the Company) for the full amount of the application being $0.21 per Share.

Cheques must be made payable to ‘Progen Pharmaceuticals Limited Public Offer A/C’ and should be crossed “Not Negotiable”.

For existing shareholder enquiries you can contact the Share Registry on 1300 552 270 (within Australia) or +61 3 9415 4000 (outside of Australia).

5. INVESTMENT OVERVIEW

J.     Additional information Cont.

Item	Summary	More information

Where can I find more information?

By speaking to your sharebroker, solicitor, accountant or other independent professional adviser.

By reviewing the Company’s public announcements, which are accessible from ASX’s website at http://www.asx.com.au under the ASX Code “PGL”

By visiting the Company’s website at http://www.progen-pharma.com.au

By visiting Medigen’s website at http://www.medigen.com.tw

By contacting Blair Lucas, the Company Secretary, on +61 (0)7 3273 9133.

6. TRANSACTION OVERVIEW

6.	Transaction Overview

6.1	The Company

The Company was incorporated on 26 September 1989 and was admitted to the official list of the ASX on 22 December 1995. The Company is a pharmaceutical and biotechnology company with a historical focus on improving patient outcomes through the discovery and development of small molecule-based cancer therapeutics.

The Company’s core focus is development of the anti-angiogenesis and anti-metastatic oncology products pipeline. The dual mechanism therapeutic approach focuses on both controlling tumour growth and spread.

6.2	The Acquisition

As released to ASX on 16 October 2015, the Company has entered into a share sale and purchase agreement to acquire 100% of the issued capital of TBG from Medigen.

TBG is a biotechnology company focused on the global molecular diagnostic industry and is involved in the development, manufacture and marketing of nucleic acid test kits and associated services.

On successful Completion of the Acquisition, the Company will focus on developing the Business. A more detailed summary of the proposed business of the Company following Completion is set out in Section 8.

6.3	Key investment highlights

The Directors and Proposed Directors are of the view that an investment in the Company provides the following non-exclusive list of key highlights:

(a)	the Acquisition represents an attractive investment opportunity for the Company;

(b)	with increasing demand for In-vitro diagnostics products, the Company will be exposed to an industry which has potential to grow significantly;

(c)	the Acquisition provides the Company with the opportunity to increase the value of the Company;

(d)	TBG is an established brand with proven results and a strong presence in the Asian market;

(e)	in-house developed and patented intellectual property rights; and

(f)

the Company will be managed by directors and management with significant experience in the biotechnology industry with a view to guiding the Company to be a significant player in the In-vitro diagnostics industry.

6. TRANSACTION OVERVIEW

6.4	Suspension & Re-admission to ASX

Due to the size of TBG, the Acquisition, if successfully completed, will represent a significant change in the nature and scale of the Company’s activities which will require the approval of the Shareholders.

Moreover, ASX has confirmed that this change in the nature and scale of the Company’s activities will also require the Company to re-comply with Chapters 1 and 2 of the ASX Listing Rules.

In accordance with ASX guidelines, it will be necessary for the Company to apply for a trading halt in its Shares from the beginning of trading on the date of the General Meeting.

If Shareholder approval to the change in nature and scale of the Company’s activities as a result of the Acquisition is obtained, then subject to the passing of each other Acquisition Resolution (see Section 1.1 below for further details), The Company will be required to apply for voluntary suspension of the Shares with effect from the close of the General Meeting in such circumstances, the Share will not be reinstated to Official Quotation until the Company has re-complied with Chapters 1 and 2 of the ASX Listing Rules and is re-admitted by ASX to the Official List.

Some of the key requirements of Chapters 1 and 2 of the ASX Listing Rules are:

●	the Company must satisfy the shareholder spread requirements relating to the minimum number of Shareholders and the minimum value of the shareholdings of those Shareholders;

●	the Company must satisfy the ‘assets test’ as set out in ASX Listing Rule 1.3; and

●	the issue price of Shares must be at least 20 cents.

It is expected that the conduct of the Offer pursuant to this Prospectus will enable the Company to satisfy the above requirements.

Applications should be aware that ASX will not re-admit or admit any Shares to Official Quotation until the Company re-complies with Chapters 1 and 2 of the ASX Listing Rules and is re-admitted by ASX to the Official List. In the event that the Company does not receive conditional approval for re-admission to the Official List, the Company will not proceed with the Offer and will repay all Application monies received by it in connection with this Prospectus (without interest).

If Shareholder approval to the change in nature and scale of the Company’s activities is not obtained, the trading halt will end after the results of the General Meeting have been announced to the market and trading in shares will thereupon re-commence.

6. TRANSACTION OVERVIEW

6.5	Shareholder approval of Acquisition Resolutions

The Company has called the General Meeting primarily for the purpose of seeking the approval of Shareholders to a number of resolutions required to implement the Acquisition.

It is a condition to completion of the Offer under this Prospectus, as well as the Acquisition, that each of the following resolutions is approved by Shareholders:

(a)	the significant change in the nature and scale of the Company’s activities for which shareholder approval is required under ASX Listing Rule 11.2;

(b)	the issue of the Shares under the Offer; and

(c)	the issue of the Consideration Shares to Medigen.

(each an Acquisition Resolution).

If any of the Acquisition Resolutions are not approved by Shareholders the Acquisition (including the Offer under this Prospectus) will not be completed.

6.6	Change of company name

It is proposed that, subject to Shareholder approval being obtained, the Company will change its name to TBG Diagnostics Limited on Completion of the Acquisition, which in the Company’s opinion will be better suited to the Company’s new strategic direction.

An overview of the Company’s business following Completion of the Acquisition is set out in Section 8.

7. DETAILS OF THE OFFER

7.	Details of the Offer

7.1	Offer

The Company is inviting applications under the Offer for up to 69,047,619 Shares at an issue price of $0.21 per Share to raise up to $14.5 million, with a minimum subscription of $10 million.

All Shares issued under this Prospectus will be fully paid and will rank equally with all other Shares then currently on issue. A summary of the material rights and liabilities attaching to the Shares is set out in Section 16.2.

(a)	Minimum subscription

The Offer is subject to a minimum subscription of 47,619,048 Shares to raise at least $10 million (Minimum Subscription).

If the Minimum Subscription has not been raised within 4 months after the date of this Prospectus, the Company will not issue any Shares and will repay all Application monies for the Shares applied for under the Offer within the timeframe prescribed under the Corporations Act, without interest.

(b)	Minimum application amount

Applications under the Offer must be for a minimum of $2,100 worth of Shares (10,000 Shares) and thereafter in multiples of $210 worth of Shares (1,000 Shares).

Cheques must be made payable to ‘Progen Pharmaceuticals Limited Public Offer A/C’ and should be crossed “Not Negotiable”

(c)	Quotation and trading

Application for quotation of all Shares issued under the Offer will be made to ASX no later than 7 days after the date of this Prospectus. See Section 7.7 for further details.

No Share issued pursuant to the Offer will be subject to any escrow requirement by the ASX.

7.2	Purpose of the Offer

The primary purpose of the Offer is to:

●	assist the Company to meet the re-admission requirements of ASX under Chapters 1 and 2 of the ASX Listing Rules (e.g. Shareholder spread, asset test) (See Section 6.5 for further details); and

●

to provide the Company with additional funding to progress the development and marketing of the Products and provide the Company with sufficient working capital to meet its stated expenses under the Prospectus.

The Company intends on applying the funds raised under the Offer along with its current cash reserves in the manner detailed in Section 7.4

7.3	Taxation

The acquisition and disposal of Securities may have tax consequences, which will differ depending on the individual financial affairs of each investor.

It is not possible to provide a comprehensive summary of the possible taxation position of all potential Applicants. As such, all potential investors in the Company are urged to obtain independent financial advice about the consequences of acquiring Securities from a taxation viewpoint and generally.

To the maximum extent permitted by law, the Company its officers and each of their respective advisors accept no liability and responsibility with respect to the taxation consequences of subscribing for Shares under this Prospectus.

7. DETAILS OF THE OFFER

7.4	Use of Funds

The Company intends to apply funds raised from the Offer, following re-admission to the Official List of the ASX (for the purposes of satisfying ASX’s requirements for re-listing following a significant change to the nature and scale of the Company’s activities) as follows:

Minimum Subscription under Offer ($10 million)	Percentage of Funds	Maximum Subscription under Offer ($14.5 million)	Percentage of Funds

Research & Development	$6,750,000	67.5%	$9,350,000	64.5%

Sales & Marketing	$800,000	8%	$1,200,000	8.2%

Costs of Acquisition and Offer	$450,000	4.5%	$450,000	3.1%

General Working Capital	$2,000,000	20%	$3,500,000	24.2%

TOTAL	$10,000,000	100%	$14,500,000	100%

In the event the Company raises more than the minimum subscription of $10 million but less than the maximum subscription of $14.5 million, the additional funds raised will be first applied towards research and development costs, sales and marketing and then to general working capital.

The above table is a statement of current intentions as of the date of lodgement of this Prospectus with ASIC. As such any budget, interviewing events and new circumstances have the potential to affect the ultimate way funds will be applied. The Board reserves the right to alter the way funds are applied on this basis.

Actual expenditure may differ significantly from the above estimates due to a change in market conditions, the development of new opportunities or products, and other factors (including the risk factors outlined in Section 10).

The Board believes that the funds raised from the Offer, combined with existing cash reserves, will provide the Company will sufficient working capital at anticipated expenditure levels to achieve its objectives set out in this Prospectus.

7. DETAILS OF THE OFFER

7.5	Applications

Applications for Shares under the Offer must be made using the relevant Application Form. By completing an Application Form, you will be taken to have declared that all details and statements made by you are complete and accurate and that you have personally received the Application Form together with a complete and unaltered copy of the Prospectus.

Completed Application Forms must be mailed or delivered to the address set out on the Application Form, with sufficient time to be received by or on behalf of the Company by no later than 5.00pm (AEST) on the Closing Date which is currently scheduled to occur on 30 November 2015.

Applications under the Offer must be accompanied by payment in full in Australian currency by cheque in accordance with the instructions set out in the Application Form.

The Company reserves the right to close the Offer early.

If you require assistance in completing an Application Form, please contact Blair Lucas the Company Secretary on +61 (0)7 3273 9133.

7.6	Issue of Securities and Allocation Policy

(a)	General

Subject to the Minimum Subscription being achieved and the satisfaction of each of the Conditions (see Section 2.4), the issue of Securities offered by this Prospectus will take place as soon as practicable after the Closing Date and in accordance with the timetable set out in Section 3.

(b)	Offer

The allocation of Shares under the Offer will be determined by the Board in its absolute discretion.

There is no guaranteed allocation of Shares under the Offer.

The Board reserves the right to reject any Application to allocate any Applicant fewer Shares that the number applied for. Where the number of Shares issued is less than the number applied for, or where no issue is made, surplus Application monies will be refunded (without interest) to the Applicant as soon as practicable after the Closing Date.

The Company’s decision on the number of Shares to be allocated to an Applicant will be final.

(c)	Defects in Applications

If an Application Form is not completed correctly or if the accompanying payment is the wrong amount, the Company may, in its discretion, still treat the Application Form to be valid. The Company’s decision to treat an Application as valid, or how to construe, amend or complete it, will be final.

(d)	Interest

Pending the issue of the Shares or payment of refunds pursuant to this Prospectus, all Application monies will be held by the Company in trust for Applicants in a separate bank account as required by the Corporations Act. The Company, however, will be entitled to retain all interest that accrues on the bank account and each Applicant waives the right to claim interest.

7. DETAILS OF THE OFFER

7.7	Quotation of Shares

The Company will apply for Official Quotation of all Shares issued under this Prospectus within 7 days after the date of this Prospectus. However, Applicants should be aware that ASX will not commence Official Quotation of any Shares until the Company has re-complied with Chapters 1 and 2 of the ASX Listing Rules and has received conditional approval of ASX to be re-admitted to the Official List (see Section 6.4). As such, the Shares may not be able to be traded for some time after the close of the Offer.

If the Shares are not admitted to Official Quotation by ASX before the expiration of 3 months after the date of this Prospectus, or such period as varied by the ASIC, or if ASX otherwise rejects the Company’s application for re-admission to the Official List (see Section 6.4), the Company will not issue any Shares and will repay all Application monies for the Shares within the time prescribed under the Corporations Act, without interest. In those circumstances the Company will not proceed with the Acquisition.

The fact that ASX may grant Official Quotation to the Shares is not to be take in any way as an indication of the merits of the Company or the Shares now offered for subscription.

7.8	Clearing House Electronic Sub-register System & Issuer Sponsorship

The Company participates in the Clearing House Electronic Sub-register System (CHESS). ASX Settlement Pty Ltd, a wholly owned subsidiary of ASX, operates CHESS. Investors who do not wish to participate through CHESS will be issuer sponsored by the Company.

Electronic sub-registers means that the Company will not be issuing certificates to investors. Instead, investors will be provided with holding statements (similar to a bank account statement) that set out the number of Securities issued to them under this Prospectus. The holding statements will also advise holders of their Holder Identification Number (HIN) (if the holder is broker sponsored) or Security Holder Reference Number (SRN) (if the holder is issuer sponsored) and explain, for future reference, the sale and purchase procedures under CHESS and issuer sponsorship.

Electronic sub-registers also mean ownership of Securities can be transferred without having to rely upon paper documentation. Further, monthly statements will be provided to holders if there have been any changes in their security holding in the Company during the preceding month. Shareholders may request a holding statement at any other time, however a charge may be made for such additional statements.

7. DETAILS OF THE OFFER

7.9	Overseas Applicants

No action has been taken to register or qualify the Securities or otherwise permit an Offering of the Securities the subject of this Prospectus in any jurisdiction outside Australia. Applicants who are resident in countries other than Australia should consult their professional advisers as to whether any governmental or other consents are required or whether any other formalities need to be considered and followed in order to accept any of the Offer.

This Prospectus does not, and is not intended to, constitute an offer of, or invitation to apply for, Securities in any place or jurisdiction, or to any person whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any of those restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities law.

If you are outside Australia, it is your responsibility to ensure compliance with all laws of any country relevant to and obtain all necessary approvals for the issue of the Securities pursuant to this Prospectus. The return of a completed Application Form will be taken by the Company to constitute a representation and warranty by you that there has been no breach of any such laws and all relevant approvals have been obtained.

Where this Prospectus has been dispatched to persons in jurisdictions outside Australia, in which the securities legislation or regulation requires registration or any analogous treatment, this Prospectus is provided for information purposes only. Other than Australia, this Prospectus has not been and will not be registered under any such legislation or regulation or in any such jurisdiction.

8. COMPANY OVERVIEW

8.	Company Overview

8.1	Overview

As detailed in Section 6.1, the Company is a pharmaceuticals and biotechnology company with a historical focus on improving patient outcomes through the discovery and development of small molecule-based cancer therapeutics.

Further information can be found on the Company’s website http://www.progen-pharma.com.au.

As released to ASX on 16 October 2015, the Company has entered into a share sale and purchase agreement to acquire 100% of the issued capital of TBG from Medigen. A summary of the SSPA is set out in Section 1.1.

8.2	Direction of the Company

Upon Completion of the Acquisition, the Company’s focus will shift to become a biotechnology company with a focus on the global in-vitro diagnostic industry. Refer to Section 9 to find out more about this industry.

8.3	Who is TBG?

TBG is a biotechnology company focused on the global molecular diagnostic industry and is involved in the development, manufacture and marketing of nucleic acid test kits and associated services.

TBG was founded by Medigen in 2006 and is incorporated in the Cayman Islands. TBG has three wholly owned subsidiaries: Texas Biogene, Inc. (Texas BioGene), TBG Biotechnology Corp. (TBG Taiwan) and TBG Biotechnology Xiamen Inc. (TBG Xiamen), which are based in the US, Taiwan and China respectively.

Medigen entered the molecular diagnostic business through TBG at the start of 2006 with the acquisition of Texas BioGene and proceeded to develop a low resolution human leukocyte antigen (HLA) sequence-specific primer (SSP) typing kit prototype and obtained regulatory approvals for the product. TBG began selling the HLA SSP kits during 2007 and 2008.

Around the same time TBG began to develop a high resolution HLA typing product based on sequence based typing (SBT). The HLA SBT product entered the market in 2011.In 2007, TBG also entered the nucleic acid test (NAT) blood screening business through the acquisition of Shanghai Haoyuan Biotech Co., Ltd (Haoyuan). For the NAT blood screening business, TBG developed ChiTaS 1200, a state of the art automated blood screening workstation, which gained Chinese State Food and Drug Administration approval in 2010. Haoyuan subsequently achieved significant blood screening market share in China and in November 2012, was acquired by PerkinElmer Inc. for US$38 million. TBG’s cash balance as at 30 June 2015 includes residual funds from the sale of Haoyuan.

As a condition of the sale of Haoyuan, TBG has been prevented from researching, developing or selling hepatitis related diagnostic products other than in Taiwan until the end of 2016. However, TBG has been active in development of Hepatitis B virus and Hepatitis C virus viral load assays, which will be used for new product development, as well as the next generation of blood screening products and proprietary automated workstations targeting blood services both in Taiwan and China.

TBG incorporated TBG Xiamen in 2014 and acquired a 6,500m2 manufacturing facility in Xiamen, China. Construction of the Xiamen facility was completed in the first quarter of 2015 and ISO 13485 certification is underway and expected to be completed in October 2015.

Through the Xiamen facility, TBG will insource product manufacture currently being performed by contract manufacturers in Taiwan. The Xiamen facility will also support product research and development activities across the full spectrum of molecular diagnostics, microbiology, virology, genetics, oncology, sexually transmitted diseases and blood screening. On 1 January 2015, Medigen’s HLA business, including all employees, assets and intellectual property was transferred into TBG Taiwan.

8. COMPANY OVERVIEW

8.4	Current revenue sources

TBG currently derives its revenue from the HLA SST and HLA SBT typing services, product sales such a sale of automated pipetting systems, NAT extracting systems and automated blood screening systems (ChiTaS) consumables.

The following table is illustrative of the historical financial performance of TBG’s molecular diagnostic business for the years ended 31 December 2013 and 14 and for the six months ended 30 June 2015:

	Year ended 31 Dec 2013	Year ended 31 Dec 2014	Period to 30 June 2015
Sales	$2,527,000	$2,501,000	$820,000
Costs of Goods	$(1,140,000)	$(811,000)	$(273,000)
Gross Profit Margin	$1,387,000	$1,690,000	$547,000
	54.9%	67.6%	66.7%
Total operating expenses	$(1,799,000)	$(2,470,000)	$(1,953,000)
Non-operating expenses	-	-	$(291,000)
Net income before tax	$(412,000)	$(780,000)	$(1,406,000)

8.5	New product development

TBG plans to expand its footprint in the Chinese market by introducing its current products and developing new products suited for the growing Chinese market.

The main areas of development are as follows:

(a)

HLA products and services: As discussed earlier, TBG’s current HLA product portfolio focuses around HLA SSA and HLA SBT typing kits and services. TBG is currently in various stages of development and clinical testing for a number of new products to expand its offering of HLA typing kits and reagents, including real-time polymerase chain reaction (PCR) HLA SSP typing, an advanced laboratory technique compared with convention HLA SSP typing.

(b)

Virology – infectious diseases: TBG already manufactures a range of virology products and endeavours to continue building its market share in this sector. Global demand for virology diagnostic products is high and the Chinese market presents significant opportunities for TBG. Accordingly, TBG is in various stages of development for products targeted at lower respiratory tract diseases, sexually transmitted diseases, hand, foot and mouth disease and pneumonia.

(c)

Oncology: Cancer is the leading cause of death in China, with China’s cancer patients accounting for 22% of new cancer cases and 27% of the world’s cancer deaths, according to information released by Beijing’s Cancer Prevention and Control Research Office in 2012. Lung cancer accounts for some 21.7% of cancers diagnosed in China. TBG is in the process of developing products for the testing of targeted cancer therapy for non-small cell lung cancer (NSCLC), colorectal, and melanoma. TBG also plans to develop a range of products in line with Chinese Government’s push for cervical and breast cancer screening.

(d)

Equipment: In addition to products across the range of molecular diagnostics, TBG is in the process of developing a new automated products in its range, including a new generation ChiTaS, clinical automation product and a real-time PCR analysis machine.

8. COMPANY OVERVIEW

8.6	Intellectual property

TBG holds or had access to the following patents to protect the manufacture and commercialisation of its technology:

Patent No	Country	Patent name	Expiry
CN104102855A	China	Sequencing-based typing (SBT) system and method for Human Leukocyte Antigen (HLA) locus	Patent pending
M409885	Taiwan	Specimen carrier for blood test device	February 2021

8.7	Funding

The funding for the Company for the objectives stated under this Prospectus following re-admission to the Official List of ASX will be met by the offer of Shares pursuant to the Offer under this Prospectus and by the Company’s and TBG’s existing cash reserves (see Section 12 for further details).

As and when further funds are required, either for existing or future developments, the Company will consider both raising additional capital from the issue of securities and/or from debt funding.

8.8	Financial Information

Section 12 of this Prospectus sets out:

●	the audited consolidated Balance Sheet of the Company as at 30 June 2015;

●	the un-audited Balance of TBG as at 30 June 2015;

●	the un-audited Pro-Forma Balance Sheet derived from the above (after Completion of the Acquisition) as at 30 June 2015.

Investors are urged to read Section 12 and the Investigating Accountant’s Report in Section 13 in full.

The full financial statements of the Company for its financial year ended 30 June 2015, which include the notes to the financial statements, can be found from the Company’s ASX announcements platform on www.asx.com.au or the Company’s website www.progen-pharma.com.

8.9	Dividend Policy

It is anticipated that, post-Completion of the Acquisition, the Company will focus on the development of the Products and Business. The Company does not expect to declare any dividends during this period.

Any future determination as to the payment of dividends by the Company will be at the discretion of the Board and will depend on the availability of distributable earnings and operating results and financial condition of the Company, future capital requirements and general business and other factors considered relevant by the Board. No assurance in relation to the payment of dividends or franking credits attaching to dividends can be given by the Company.

8. COMPANY OVERVIEW

8.10	Capital structure

The excepted capital structure of the Company following Completion of the Acquisition, the Offer and all related matters will be as follows:

Securities	PGL Shares ($10 million raised)	PGL Shares ($14.5 million raised)	PGL Options

Securities on issue	55,285,315[1]	55,285,315[1]	2,019,200[2]

Consideration Shares	101,722,974	101,722,974	–

Offer under the Prospectus	47,619,048	69,047,619	–

Total Securities	204,627,337	226,055,908	2,019,200

Notes

1	Assumes no further securities are issued prior to completion of the Acquisition, other than as set out in the table.

2

This figure comprises 2,019,200 unlisted options in the Company. As at the date of this Prospectus, all options are out of the money in comparison with both the prevailing share price and the 30 day volume weighted average price. It is the Company’s view that these options are currently unlikely to be converted into Shares.

8.11	Substantial Shareholders

As at the date of this Prospectus, the following shareholders hold 5% or more of the total number of Shares on issue:

Shareholder	Shares	%

HSBC Custody Nominees & BNP Paribas Nominees Pty Ltd[1]	14,838,888	26.8%

Medigen Biotechnology Corporation	10,892,964	19.7%

Notes

1	The Company is not aware of any one Shareholder holding greater than or equal to a 20% interest in the equity of the Company.

Investors should be aware that on Completion of the Acquisition (and assuming the minimum subscription under the Offer), Medigen is expected to hold 112,615,938 Shares in the Company.

This is equivalent to 55% of the total number of Shares on issue in the Company.

8. COMPANY OVERVIEW

8.12	Restricted Securities

Subject to the Company re-complying with Chapters 1 and 2 of the ASX Listing Rules and completing the Offer, certain Securities on issue (including the Consideration Shares) may be classified by ASX as restricted securities and will be required to be held in escrow for up to 24 months from the date of Official Quotation.

During the period in which these Securities are prohibited from being transferred, trading in Share may be less liquid which may impact on the ability of a Shareholder to dispose of his or her Shares in a timely manner.

The Company will apply to the ASX for a waiver from certain restriction requirements that might otherwise apply to the Consideration Shares.

Subject to this waiver, all or a proportion of the Securities referred to above may be restricted from trading for a period of up to 24 months after the date of re-admission of the Company to the Official List.

The Company will announce to the ASX full details (quantity and duration) of the Securities required to be held in escrow prior to the Company’s listed securities being reinstated to trading on ASX (which reinstatement is subject to ASX’s discretion and approval).

8.13	Top 20 Shareholders

The Company will announce to the ASX details of its top 20 Shareholders following completion of the Offer and prior to the Shares re-commencing trading on ASX.

9. INDUSTRY OVERVIEW

9.	Industry Overview

9.1	About the IVD sector

In-vitro diagnostics (IVD) refers to techniques of diagnostic tests used to diagnose and detect diseases or infection in a controlled environment and monitor prescribed treatments and assessment of medical intervention outside of the human body.

The information obtained from IVD allows for earlier and more targeted treatment, increasing the efficiency of the healthcare system.

9.2	Categories of IVD sector

There are a number of ways for which the IVD market is typically categorised, these are summarised below:

Source: http://www.genengnews.com/insight-and-intelligence/multifaceted-ivd-market-growing-rapidly/77900266/

9.3	External drivers of the IVD industry

Key external drivers that influence trends in the global IVD industry include:

(a)

Demographics: ageing populations – Highly relevant to the IVD industry is the higher level of healthcare spending in those above the age of 65 than those in a younger age bracket due to age-related illnesses and higher susceptibility to chronic and infectious diseases;

(b)

Demographics: increase income levels – Improved awareness of healthcare and a shift towards preventative healthcare coincides with an increase level of disposable income and increasing demand for IVD products and services;

(c)

Global increase in chronic and infectious diseases: The early detection and treatment of chronic and infectious disease has become increasingly important, increasing the demand for IVD products, and the demand for new developments in this field to shorten the window of detection and more ‘real time’ therapy monitoring. World Health Organisation research showed that chronic and infectious diseases are increasing globally. With urbanisation of the population, impact of infectious diseases, like the common influenza, tends to be quicker and affect a larger proportion of the population. Similarly, changes in diet and lifestyles have been identified as the main contributor to chronic diseases, expected to account for 57% of mortality by 2020;

(d)

Global research and development funding: public and private expenditure in research and development in the IVD industry is a key source of revenue. Government priorities and allocated spending to the research and development of the IVD industry will directly impact the level of new technological developments in IVD techniques and services; and

(e)

Minimal invasive technologies: The emergence of non-invasive or minimal invasive diagnostic medical techniques have increased the ability for patients to provide samples with little or no pain allowing medical practitioners to more easily access vital health information with little inconvenience to the patient.

9. INDUSTRY OVERVIEW

9.4	Current market conditions and main players in the IVD industry

The IVD market is currently undergoing a period of growth, and this growth is expected to continue for a number of years. Based on Allied Market Research 2013, the global IVD market was approximately US$53.3 billion in 2013 and expected to reach US$74.7 billion by 2020.

While the USA is the largest single IVD industry market, and will remain influential in the development of the IVD industry, it is expected that growth in USA, Japan and Europe will be slow. The IVD market in emerging economies in Latin America, India and China are expected to grow rapidly, with China forecast to be the second largest IVD market by 2020.

On the basis of technology, Immunochemistry dominates the market at approximately 36% of IVD revenue in this area (in 2012) followed by Self-Monitoring Blood Glucose at 19%. While there are still growth expected in these sectors, the growth rate is not expected to be high as the products in these sectors are in their mature stage of the life cycle.

Segmentation of global IVD market

Source: http://www.medicalbuyer.co.in/index.php?option=com_content&task=view&id=4618&Itemid=48

The IVD industry is closely held, with the top 10 players in the market holding close to 80% of global market share. The key players in the IVD industry and their markets share are as follows:

Source: EvaluateMedTech (18 Sept 2014)

It is expected that merger and acquisition activity will increase as larger businesses acquire niche players with an aim to increase their product suites and footprint in the various IVD technologies.

9.5	Market .outlook for the global molecular diagnostics segment

Molecular diagnostics is the fastest growing segment of the IVD market in the current economic environment and is expected to grow at a CAGR of 9.7% over the 2013 to 2018 period, reaching US$47.9 billion by 2018.

Segmenting by application, infectious disease has the largest market share, followed by oncology, genetic disorders, blood screening and microbiology. While infectious disease is still highly relevant and will continue to hold the majority of the market share, the biggest growth area is expected to be oncology. By technology, PCR held the largest market share in 2013, with microarray expected to grow significantly by 2018. By product, reagents occupy the largest market share and expected to continue to grow rapidly from 2013 to 2018.

9.6	China market outlook – IVD and molecular diagnostics

The Chinese IVD market is in its early growth stage, and it is expected that the growth potential for IVD and molecular diagnostics will be significant. As at 2012, the China biotechnology market was the 4th largest globally estimated at US$19 billion, and expected to grow to US$55 billion by 2020 becoming the 2nd largest market globally.

9. INDUSTRY OVERVIEW

The key drivers of growth in the Chinese IVD market are expected to be as follows:

(a)

Government policy - In 2012 the Chinese government issued the “Biotechnology development plan” and of three priority tasks, the second relates to the development of high end technological development in biotechnology and strong push for IVD, especially in the areas of early detection and screening, prescribed treatment monitoring, assessment of treatment effectiveness and genetics screening. China plans to achieve this aim through the development of local molecular diagnostic industries, including the development of high accuracy kits and reagents, particularly in the areas of immunology, virology and targeted therapy.

An earlier government issued report on the “Development plan for Females in China” emphasised the need for better detection and treatments of health issues typically affecting women specifically noting breast and cervical cancer. The report stated that the government will provide support for women to be provided with regular screening and better access to therapy.

There is also a push for locally developed products in IVD, especially molecular diagnostics, with government providing preferential funding support to those manufacturing IVD products, services and technologies from China

(b)

Demographics: Ageing population, increasing healthcare awareness and higher disposable income levels – Based on the consensus completed by the Chinese Government in 2012, the average income for those in the cities and country-side rose from RMB7,702 and RMB2,475 in 2002 to RMB21,810 and RM6,977, respectively. The increase of disposable income has assisted with the population’s awareness of health issues and willingness to undertake early detection screening and more constant therapy monitoring.

With an ageing population, brought about by three generations of the single-child policy, there is increasing demand on healthcare providers to provide effective and efficient healthcare services to the population. The government has pushed for early detection and treatment to reduce the pressure on the healthcare system and this will bring about an increased growth in the IVD sectors.

(c)

Infectious and chronic disease on the rise: Chronic health issues stemming from a change of diet to more foods of high-fat, high calories, and change of lifestyle with smoking and less physical activity has led to a prevalence of chronic disease in China. The aging population is most susceptible to infectious diseases, brought about by closer living conditions increasing the prevalence of infectious diseases.

(d)

Automation: With the development of IVD technologies and the push for more efficient and effective detection and treatment, there is a high demand for fully automated systems that will allow for the processing of a higher quantity of samples with higher quality and accuracy. Current systems involve a level of manual handling, automation of the full process will allow for higher sensitivity and quality of results. The added value from this system is expected to exceed the concerns on pricing and will lead the way in the growth of the IVD market.

The key players in the China IVD markets is summarised as follows:

Major Chinese IVD market participants

Whilst the majority of markets share is held by international corporates, it is expected that local companies will increase in their market share by 2020 significantly. Locally manufactured products are expected to be offered to the market at a significantly lower price than currently imported products, as manufacturing locally will not only benefit from the lower cost of labour and logistic costs but also from Government preferential funding.

9. INDUSTRY OVERVIEW

The Chinese IVD market by application, compared to the global IVD market, is set out in the following table.

Comparison of Global and Chinese IVD Market by Application

Immunology is expected to continue to dominate the Chinese IVD market with market share expected to increase to 35% by 2018.

Molecular diagnostics is forecast to be an area of increasing demand for use within infectious diseases, chronic diseases and other areas. CAGR in the range of 18% to 25% has been forecast for the period from 2013 to 2018, based on the “China Biological Industry Development Report (2011)” co-written by the National Development and Reform Commission and The Chinese Society of Biomedical Engineering.

10. RISK FACTORS

10.	Risk Factors

10.1	Introduction

The Securities offered under this Prospectus are considered highly speculative. An investment in the Company is not risk free and the Directors strongly recommend potential investors to consider the key risk factors detailed in the Investment Overview in Section 5 of the Prospectus as well as the risk factors described below, together with information contained elsewhere in this Prospectus, before deciding whether to apply for Securities and to consult their professional advisers before deciding whether to apply for Securities pursuant to this Prospectus.

This Section 9 identifies circumstances that the Directors regard as the major risks associated with an investment in the Company and which may have a material adverse impact on the financial performance of the Company and the market price of the Shares if they were to arise.

There are risks associated with the contemplated Acquisition, specifically in relation to the success of the Company which may adversely impact the value of an investment in the Securities of the Company (Section 10.2 and 10.3 below).

In addition, there are other general investment risks, many of which are largely beyond the control of the Company and its Directors (Section 10.4).

The Board aims, and will aim, to manage these risks by carefully planning the Company’s activities and implementing risk control measures. However, some of the risks identified below are highly unpredictable and the Company is limited to the extent to which they can effectively manage them.

The following risk factors are not intended to be an exhaustive list of the risk factors to which the Company is exposed. In addition, this Section 9 has been prepared without taking into account offeree’s individual financial objectives, financial situation and particular needs. Offerees should seek professional investment advice if they have any queries in relation to making an investment in the Company.

10.2	Specific risks associated with the Acquisition

(a)	Re-quotation of Shares on ASX

The Acquisition constitutes a significant change in the nature and scale of the Company’s activities and the Company needs to re-comply with Chapters 1 and 2 of the ASX Listing Rules as if it were seeking admission to the Official List.

There is a risk that the Company may not be able to meet the requirements of the ASX for re-quotation of its Shares on the ASX. Should this occur, the Shares will not be able to be traded on the ASX until such time as those requirements can be met, if at all. Shareholders may be prevented from trading their Shares should the Company be suspended until such time as it does re-comply with the ASX Listing Rules.

(b)	Dilution Risk

The Company currently has 55,285,315 Shares on issue. On completion of the Acquisition the Company will issue 101,722,974 Shares to Medigen and up to 69,047,619 Shares if the maximum subscription of $14.5 million is achieved.

If the minimum subscription of $10 million is raised under the Capital Raising, 47,619,048 shares will be issued. Under this scenario and assuming existing Shareholders to do not participate in the Capital Raising, existing Shareholders will retain approximately 21.7% of the issued capital of the Company with Medigen holding 55% and investors under the Capital Raising holding 23.3%.

10. RISK FACTORS

If the maximum subscription of $14.5 million is raised under the Capital Raising, 69,047,620 shares will be issued. Under this scenario and assuming existing Shareholders to do not participate in the Capital Raising, existing Shareholders will retain approximately 19.6% of the issued capital of the Company with Medigen holding 49.8% and investors under the Capital Raising holding 30.5%.

The scenarios above do not take into account the conversion of the 2,019,200 options that currently exist.

There is also a risk that the interests of Shareholders will be further diluted as a result of future capital raisings required in order to fund the growth and development of the TBG business. None are planned at present. Dilution will also occur if any existing or future options are exercised

(c)	Liquidity Risk

On Completion of the Acquisition, the Company proposes to issue 101,722,974 Shares (Consideration Shares) to Medigen and, as referred to above in relation to dilution risk, Medigen will then hold between 52% - 55% of the issued shares in the Company (subject to the amount raised under the Capital Raising).

Subject to any higher restrictions that may be imposed by ASX in accordance with Chapter 9 of the ASX Listing Rules, the Consideration Shares will be subject to voluntary escrow restrictions.

The effect of these restrictions is that it could be considered an increased liquidity risk as a large portion of issued capital will not be able to be traded freely for a period of time.

(d)	Contractual risks

Pursuant to the SSPA, the Company has agreed to acquire 100% of TBG, subject to the fulfilment of certain conditions precedent. The ability of the Company to achieve its stated objectives will depend on the performance by the parties of their obligations under the SSPA. IF any party defaults in the performance of their obligations, it may be necessary for the Company to approach a court to seek a legal remedy, which can be costly.

10.3	Risks relating to the Company’s operations

(a)	Competition Risk

The Company will compete with other businesses and companies. Some of these companies have greater financial and other resources than the Company and, as a result, may be in a better position to compete for future business opportunities. There can be no assurances that the Company can compete effectively with these companies.

(b)	Personnel Risk

TBG depends on the talent and expertise of its personnel. The loss of key personnel, or a number of general personnel, could have an adverse effect on operations.

There is also a risk that, where there is a turnover of development staff who have knowledge of the technology and business, that knowledge will be lost on their departure. This involves the risk that those staff who leave may have information in respect of TBG’s intellectual property or business which has a commercial value to TBG as well as the cost of replacing those who leave and training new staff.

(c)	Market Risks

In a fast growing and dynamic market there is a risk that TBG may not be able to establish a meaningful market share or position prior to its competitors. Just as important for TBG to provide efficient and effective suite of products, is the need to effectively market those products to an emerging customer base ahead of its competitors. TBG needs to employ effective direct and indirect marketing strategies to avoid the risk of having a potentially successful product which was beaten to the market by competitors.

10. RISK FACTORS

(d)	Intellectual Property Risks

TBG has a number of current patents. However TBG has also applied to register a number of further patents and awaits confirmation of this applications.

However the granting of a patent, does not guarantee that the rights of others are not infringed, that competitors will not develop technology to avoid the patent or that third parties will not seek to claim an interest in the intellectual property with a view to seeking a commercial benefit from TBG.

There is also a risk of competition in obtaining and sustaining protection of intellectual property, which given its complex nature, can lead to expensive and lengthy disputes for which there can be no guaranteed outcome. Even if TBG obtains protection of intellectual property through patents, there is no certainty it would be notified of an infringement or that it would be in a financial position to pursue the necessary action in the event of such a breach.

There can be no assurance that employees, consultants or third parties will not breach confidentiality or infringe or misappropriate TBG’s intellectual property.

(e)	Regulatory Risks

The Company may be exposed to the risks of changes to applicable laws or underlying policy or their interpretation that have an impact on the Company or returns to Shareholders or the risk of non-compliance with reporting or other legal obligations.

(f)	Funding Risks

The Company’s capital requirements depend on numerous factors. Depending on the Company’s ability to generate income from its operations, the Company may require further financing in the future. Any additional equity financing will dilute shareholdings, and debt financing, if available, may involve restrictions on financing and operating activities. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations and scale back product development as the case may be.

10.4	General Risks

(a)	Insurance

The Company intends to insure its operations and those of TBG in accordance with legal requirements and industry practice. However, in certain circumstances such insurance may not be of a nature or level to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the business, financial condition and results of the Company.

(b)	Litigation

The Company is exposed to possible litigation risks including, but not limited to, product liability claims, intellectual property claims and claims relating to supplier or distribution agreements. Further, the Company may be involved in disputes with other parties in the future which may result in litigation. Any such claim or dispute if proven, may impact adversely on the Company’s operations, financial performance and financial position. Neither the Company nor TBG are currently engaged in any litigation.

(c)	Acquisitions

As part of its business strategy, the Company may make acquisitions of or significant investments in, companies, products, technologies and/or products that are complementary to TBG’s business. Any such future transactions are accompanied by risks commonly encountered in making acquisitions of companies, products and technologies, such as integrating cultures and systems of operation, relocation of operations, short term pressure on working capital requirements, achieving the sales and margins anticipated and retaining key staff and customers and supplier relationships.

10. RISK FACTORS

(d)	Economic conditions

A change in economic conditions can affect the performance of the TBG business from a variety of perspectives and could ultimately affect the financial performance of the TBG business. Below is a list of the economic factors that may affect financial performance:

●	fluctuations in market spend and demand for TBG’s products and services;

●	Government policies and investment;

●	exchange rates, interest rates and inflation;

●	decline in economic conditions which could lead to reduced operating and capital expenditure for businesses, negatively impacting on the financial and operating performance of the Company;

●	equity and share market strength both in Australia and overseas;

●	worldwide events such as an act of terrorism or natural disasters;

●	industrial disputes in Australia and overseas; and

●	altering sentiment from investors towards a particular market segment.

TBG takes a measure approach to managing the risks associated with changing economic conditions, with a planning process that allows for both proactive and in some cases reactive action to be taken in order to mitigate risk.

10.5	Investment speculative

The above list of risk factors is not an exhaustive list of the risks faced by the Company or by investors in the Company. The above risk factors, and others not specifically referred to above, may materially affect the future financial performance of the Company and the value of the Securities offered under this Prospectus.

Therefore, the Shares to be issued pursuant to this Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those Shares. The Company does not expect to declare any dividends during the first 2 years following Completion of the Acquisition (see further Section 8.9).

Potential investors should consider that the investment in the Company is highly speculative and should consult their professional advisers before deciding whether to apply for Securities pursuant to this Prospectus.

11. BOARD, MANAGEMENT & INTERESTS

11.	Board, Management & Interests

11.1	Directors

It is proposed that upon Completion of the Acquisition:

(a)	Dr Stanley Chang, Mr Eugene Cheng and Ms Emily Lee will be appointed to the Board of the Company (together, Proposed Directors); and

(b)	Dr Hongjen Chang and Dr Christopher Harvey will be resigning as Directors.

As at the date of this Prospectus, the Board comprises of:

(a)	Mr Jitto Arulampalam (Executive Chairman)

(b)	Dr Hongjen Chang (Non-Executive Director); and

(c)	Dr Christopher Harvey (Non-Executive Director).

11.2	Proposed Directors

The profiles of each of the Proposed Directors are set out below:

Dr Stanley Chang

Dr Chang is the Chairman of Medigen Biotechnology Corporation (Medigen), with an MD degree from National Taiwan University College of Medicine and a Ph.D. degree in Laser Medicine from the University College London of London University, UK.

Dr Chang is a Urological surgeon by training, and was formerly a professor in Urology, and the chairman of Faculty of Medicine at Tzu-Chi Medical College, Taiwan. He changed the career track to biotech business in 2000, and became the CEO and Chairman of both Medigen and Medigen Vaccine Biologics Corp. (MVC).

Medigen is a publicly listed company in Taiwan, focusing on monoclonal antibody discovery, cancer drug developments, and molecular diagnostic kits/devices manufacturing and marketing. MVC on the other hand is a subsidiary of Medigen, devoted to cell-based technology for vaccine production. MVC is constructing a PIC/s certified vaccine manufacturing plant for pandemic/seasonal flu vaccines and EV71 enterovirus vaccines in Taiwan. The state-of-the-art cell-based vaccine production plant is planned to go through EU’s PIC/s GMP inspection and start operation in 2016.

Dr Chang is also currently Chairman of TBG.

11. BOARD, MANAGEMENT & INTERESTS

Mr Eugene Cheng

Mr Cheng is currently the President of Medigen, a leading biotechnology company listed on Taipei Exchange in Taiwan.

Since he joined the company in 2004, Mr Cheng has been instrumental in the company's IPO in 2011 and the establishment and development of the company's invitro diagnostics business under the TBG brand. Mr Cheng spearheaded Medigen's M&A activities including the acquisitions of Texas Biogene in 2006 and Haoyuan of Shanghai in 2007. Under Eugene's leadership, Haoyuan became the leading local brand in China's NAT blood screening market. Haoyuan's valuation was increased by ten fold in 5 years before it got acquired by Perkin Elmer in 2012.

Prior to Medigen, Eugene held several executive positions in Acer, one of the world's leading PC brands. As VP and General Manager of the OEM Business Division, he was responsible for more than 50% of the company's sales. As the Chief of Staff, he assisted the President in strategic planning and was also responsible for Acer's corporate venture capital. He sat on the boards of more than 15 companies in the investment portfolios, many of which have later became successful public companies in Taiwan and in the US.

Eugene holds a bachelor degree in Chemical Engineering from Chung Yuan College of Science and Engineering, and a MBA degree from National Sun-Yat-Sen University in Taiwan.

Ms Emily Lee

Ms Emily Lee, who is the current Managing Director of ASX listed company Lanka Graphite Limited (ASX:LGR), is a Melbourne based businesswoman with a substantial track record of success in cross border transactions within the corporate and government sectors in Australia and Asia. Ms. Lee has extensive experience in corporate restructuring, capital raising, listing and managing of public companies on the ASX.

Ms Lee serves as Managing Director of Mercer Capital, a boutique private equity firm based in Melbourne. In May 2013, she was instrumental in leading a successful underwriting and capital raising exceeding $5 million for Progen Pharmaceuticals Limited (ASX:PGL). In August 2015, she successfully raised $3.8 million for Lanka Graphite Limited following the successful merger of Viculus Limited and Euro Petroleum.

Mercer Capital has been the lead strategic Corporate Advisor for Progen on managing and facilitating the corporate restructuring of the company and acquisition of Texas BioGene (TBG).

Ms. Lee is a member of the Australian Institute of Directors (MAICD).

11. BOARD, MANAGEMENT & INTERESTS

11.3	Current Directors

The profiles of each of the current Directors are set out below:

Mr Jitto Arulampalam (Executive Chairman)

Mr Arulampalam is a Melbourne based businessman with over 20 years of extensive experience in corporate restructuring, capital raising, listing and running of public companies on the ASX. In 2010 Jitto co-founded ASX listed potash mining and exploration company Fortis Mining Ltd (ASX: FMJ). As the Executive Chairman, Jitto was instrumental in the company's acquisition of world class potash assets in Kazakhstan, a monumental deal which ultimately led to the company being awarded "IPO of the Year 2011". Jitto is currently the Executive Chairman of ASX Listed companies Lanka Graphite Limited and Progen Pharmaceuticals Limited

Dr Hongjen Chang (Non-Executive Director)

Dr. Chang is an experienced life sciences venture capitalist and is know for his expertise in the biopharmaceutical industry, health insurance, disease control and health information systems. He is currently the Chairman and CEO OF YFY Biotech Management Company and President and CEO of Taiwan Global Biofund.

Dr Christopher Harvey (Non-Executive Director)

Dr Harvey is currently the Chairman of Global Speciality Chemicals Pty Ltd and HealthGuard Corporation Pty Ltd which are privately owned Australian companies engaged in the research and development, manufacture and sales of HealthGuard® – Intelligent Biotech Solutions.

11.4	Personal Interests of Directors and Proposed Directors in Securities

Directors are not required under PGL’s Constitution to hold any Shares to be eligible to act as a director. Immediately prior to completion of the Offer, the Directors are expected to have relevant interests in Securities as set out in the table below:

Director	Shares	Options

Mr Jitto Arulampalam	40,000	120,000

Dr Hongjen Chang	Nil	120,000

Dr Christopher Harvey	Nil	Nil

Details of the Directors’ and Proposed Directors relevant interest in the securities of the Company upon completion of the Offer and post Completion of the Acquisition are set out in the table below:

Director	Shares	Options

Existing Directors

Mr Jitto Arulampalam	40,000	120,000

Dr Hongjen Change	Nil	120,000

Dr Christopher Harvey	Nil	Nil

Proposed Directors

Dr Stanley Chang	Nil	Nil

Mr Eugene Cheng	Nil	Nil

Ms Emily Lee	75,000	1,000,000#

# Ms Emily Lee has an indirect interest in 1,000,000 unlisted options in the Company expiring on 13 March 2016 with an exercise price of $0.30 which were issued to Mercer Capital Pty Ltd on 22 May 2013 as part of the Rights Issue underwriting fee. Ms Emily Lee is a director and shareholder.

11. BOARD, MANAGEMENT & INTERESTS

11.5	Director participation in the Offer

None of the Directors or Proposed Directors intend on participating in the Offer.

11.6	Remuneration

PGL’s Constitution provides that the remuneration of Non-Executive Directors will be not more than the aggregate fixed sum determined by a general meeting. The Constitution provides that the aggregate remuneration for Non-Executive Directors may be varied by ordinary resolution of the Shareholders in general meeting. The Acquisition will result in relatively minor changes to the base salary, bonus opportunity and superannuation contributions of the Managing Director to align with the agreed remuneration package as per section 15.6(a).

The remuneration of any executive director that may be appointed to the Board will be fixed by the Board and may be paid by way of fixed salary or consultancy fee.

(a)	Proposed Non-Executive Director Remuneration

The proposed annual Non-Executive Director’s fees are as follows:

Director	Position	Proposed remuneration for 2016 financial year

Mr Jitto Arulampalam	Non-Executive Chairman	$80,000

Dr Stanley Chang	Non-Executive Director	$40,000

Ms Emily Lee	Non-Executive Director	$40,000

(b)	Proposed Managing Director Remuneration

The key terms of the Managing Director service agreements are set out in section 15.6(a). In addition to the cash based remuneration outlined below, the proposed Managing Director will also receive a Director’s fee as follows:

Director	Position	Proposed remuneration for 2016 financial year

Mr Eugene Cheng	Managing Director	$40,000

(c)	Current Director Remuneration

Details of the current Directors’ remuneration upon Completion of the Offer are set out in the table below:

Director	Position	Proposed remuneration for 2016 financial year

Mr Jitto Arulampalam	Executive Chairman	$80,000

Dr Hongjen Chang	Non-Executive Director	$60,000

Dr Christopher Harvey	Non-Executive Director	$17,500

11.7	Agreement with Directors

The agreements PGL has entered into, or will enter into, with Directors and Proposed Directors are listed in Sections 15.7 and 15.8.

11.8	Related Party Transactions

Other than as disclosed in this Section 11, there are no other related party transactions between the Company and any of the Proposed Directors.

12. FINANCIAL INFORMATION

12.	Financial Information

12.1	Introduction

This Section sets out the historical and pro-forma financial information. The basis for preparation and presentation of this information is also set out below.

The financial information has been prepared by management and adopted by the Board. The Board is responsible for the inclusion of all financial information in the Prospectus. BDO Audit Pty Ltd has prepared an Independent Limited Assurance Report in respect of the historical and pro-forma financial information. A copy of the report is contained in Section 13.

The historical and pro-forma financial information has been prepared in accordance with the recognition and measurement criteria of Australian Accounting Standards and the significant accounting policies set out in Note 5 in Section 12.5 below. The historical and pro-forma financial information comprises financial information of the Company and of TBG. The historical and pro-forma financial information is presented in an abbreviated form insofar as it does not include all the disclosures and notes required in an annual financial report prepared in accordance with Australian Accounting Standards and the Corporations Act 2001.

As released to ASX on 16 October 2015, the Company has entered into a share sale and purchase agreement to acquire 100% of the issued capital of TBG from Medigen. The TBG acquisition is conditional upon Progen raising capital in the range of $10,000,000 to $14,500,000 through the issue of up to 69,047,619 Shares at an issue price of $0.21 per Share.

This Financial Information section has been prepared on the basis of the Company successfully raising $12,500,000 through the issue of 59,523,810 Shares at an issue price of $0.21 per Share.

12.2	Introduction

The historical financial information for both the Company and TBG set out below comprises:

●	The audited consolidated Balance Sheet as at 30 June 2015 of the Company;

●	The un-audited Balance Sheet as at 30 June 2015 of TBG; and

●	Selected notes to the Balance Sheets.

The historical financial information does not include a Statement of Comprehensive Income, Statement of Changes in Equity or a Statement of Cash Flows.

12.3	Pro forma financial information

The pro-forma financial information set out in Section 12.4 comprises the unaudited Pro-Forma Balance Sheet as at 30 June 2015 of the Combined Entity showing the impact of the proposed capital raising and the effects of the acquisition.

The unaudited Pro-Forma Balance Sheet has been derived from the audited consolidated Balance Sheet as at 30 June 2015 of the Company and the unaudited consolidated Balance Sheet of TBG adjusted for the following transactions as if they had occurred at 30 June 2015 (pro-forma transactions):

●

the issue of approximately 59,523,810 Shares pursuant to a capital raising at an Offer Price of $0.21 per Share to raise $12,500,000 cash before expenses of the Offer. All ordinary shares issued pursuant to this Prospectus will be issued as fully paid.

●	total costs expected to be incurred in connection with the capital raising of approximately $100,000.

●	the effects of the acquisition of TBG as described in Section 12.5.

●	total costs expected to be incurred in connection with the acquisition of TBG of approximately $300,000.

12. FINANCIAL INFORMATION

12.4	Historical and pro-forma financial information

30 June 2015		Progen Historical Balance Sheet ($)	Progen Capital Raise ($)	TBG Historical Balance Sheet ($)	Impact of Acquisition ($)	Combined Pro-Forma Balance Sheet ($)
CURRENT ASSETS
Cash and cash equivalents	2	2,813,301	12,400,000	6,417,553	(300,000)	21,330,854
Trade and other receivables		1,369,629	-	423,398	-	1,793,027
Inventory		-	-	437,197	-	437,197
Other current assets		405,913	-	478,459	-	884,372
TOTAL CURRENT ASSETS		4,588,843	12,400,000	7,756,607	(300,000)	24,445,450

NON-CURRENT ASSETS
Plant and equipment		443,422	-	3,185,093	-	3,628,515
Intangibles	1	-	-	710,740	4,229,845	4,940,585
Other non-current assets		24,400	-	253,955	-	278,355
TOTAL NON-CURRENT ASSETS		467,822	-	4,149,788	4,229,845	8,847,455

TOTAL ASSETS		5,056,665	12,400,000	11,906,395	3,929,845	33,292,905

CURRENT LIABILITIES
Trade and other payables		913,022	-	577,519	-	1,490,541
Short-term provisions		639,392	-	-	-	639,392
TOTAL CURRENT LIABILITIES		1,552,414	-	577,519	-	2,129,933

NON-CURRENT LIABILITIES
Long-term provisions		42,499	-	-	-	42,499
TOTAL NON-CURRENT LIABILITIES		42,499	-	-	-	42,499

TOTAL LIABILITIES		1,594,913	-	577,519	-	2,172,432

NET ASSETS		3,461,752	12,400,000	11,328,876	3,929,845	31,120,473

EQUITY
Contribution Equity	3	158,320,862	12,400,000	12,938,616	(150,629,265)	33,030,213
Reserves		3,828,388	-	38,123	(3,828,388)	38,123
Accumulated (losses)/profits	4	(158,687,498)	-	(1,647,863)	158,387,498	(1,947,863)
TOTAL EQUITY		3,461,752	12,400,000	11,328,876	3,929,845	31,120,473

12. FINANCIAL INFORMATION

12.5	Notes to and forming part of the Financial Information

Note 1

The proposed transaction meets the definition of a business combination in Australian Accounting Standard AASB 3 Business Combinations (AASB 3).

The proposed acquisition of TBG will result in TBG shareholders holding a controlling interest in Progen after the transaction. It has been determined that the proposed transaction should be accounted for in the pro-forma consolidated balance sheet of the Combined Entity as a ‘reverse acquisition’ in accordance with the requirements of AASB 3 and has, therefore, been accounted for as a continuation of financial statements of TBG together with a deemed issue of shares.

The fair value of the deemed issue of shares should be based on the most reliable measure. The directors of Progen have determined that the quoted price of the Progen, being the legal parent/accounting acquiree, provides a more reliable basis for measuring the consideration effectively transferred than the estimated fair value of the shares in TBG, being the legal subsidiary/accounting parent. As a result, for the purposes of the pro-forma financial information, the consideration is measured using the market price of Progen shares as at 30 June 2015.

Because the pro-forma consolidated balance sheet of the Combined Entity represents a continuation of the financial statements of TBG, the principles and guidance on the preparation and presentation of the pro-forma consolidated financial statements in a reverse acquisition set out in AASB 3 have been applied as follows:

●	fair value adjustments arising at acquisition are made to Progen’s assets and liabilities, not those of TBG;

●

the equity structure (the number and type of equity instruments issued) at the date of the acquisition reflects the equity structure of Progen, including the equity instruments issued to effect the acquisition;

●	accumulated losses and other equity balances at acquisition date are those of TBG; and

●	the cost of the acquisition, and amount recognised as contributed equity to affect the transaction, is based on the quoted price of Progen’s shares on the ASX.

The proposed transaction has been recognised the pro-forma balance sheet on a preliminary basis as follows:

	Notes	$
Purchase consideration:
Deemed consideration	(a)	20,091,597

Fair value of assets and liabilities acquired:
Cash and cash equivalents	(b)	15,213,301
Trade and other receivables		1,369,629
Other current assets		405,913
Plant and equipment		443,422
Other non-current assets	(d)	24,400
Trade and other payables		(913,022)
Short term provisions		(639,392)
Longer term provisions		(42,499)
Deferred tax liabilities	(e)	-
Net identifiable assets acquired (excluding intangibles)		15,861,752
Goodwill and other intangibles on acquisition	(c)	4,229,845
Net assets acquired		20,091,597

12. FINANCIAL INFORMATION

Notes:

(a)

The fair value of Progen’s shares as at 30 June 2015 as drawn from the close value disclosed by the Australian Securities Exchange (“ASX”) as at that date was $0.175. The number of shares on issue, following the completion of the capital raising is expected to be 114,809,125 resulting in a deemed consideration of $20,091,597.

(b)

It has been assumed that the capital raising will occur prior to the completion of the transaction and it is noted that it is currently a condition precedent to the proposed acquisition that Progen completes a successful capital raising of a minimum of $8m. As a result, the cash and cash equivalents acquired has been calculated as the amount recorded by Progen as at 30 June 2015 of $2,813,301 plus the net proceeds of the proposed capital raising of $12,400,000 totalling $15,213,301.

(c)

It is anticipated that intangible assets acquired will reflect the fair value of patents held by Progen, customer contracts and customer relationships and in-process research and development. As the acquisition has not yet occurred the initial accounting for the business combination is incomplete. As such, the fair value of the individual assets to be acquired have not yet been determined. Accordingly, the amounts disclosed in the pro-forma financial statements has been determined provisionally.

(d)	The remainder of Progen’s net assets consist of cash, receivables, payables and plant & equipment. It has been assumed that the carrying value of these assets and liabilities represent fair value.

(e)

As noted in (c) above, certain amounts have been determined provisionally under the ‘measurement period accounting’ allowed in AASB 3. It is expected that a deferred tax liability (“DTL”) will be required to be recognised in relation to the fair value adjustments to identifiable intangibles. Progen disclosed unrecognised tax losses as at 30 June 2015 and has received advice that a portion of these losses will be available post the capital raising and proposed transaction. The Directors expect that the losses available will be in excess of the DTL to be recognised and, hence, the net DTL recognised is assumed to be nil. Refer to Note 7 below for further details on the tax losses available.

Note 2

Reconciliation of movements in pro forma cash and cash equivalents

Cash & cash equivalents
$
Progen audited 30 June 2015 (A)	2,813,301
Issue of approximately 59,523,810 shares at $0.21 per share pursuant to the capital raising (B)	12,500,000
Total costs expected to be incurred in connection with the capital raising (B)	(100,000)
TBG balance sheet as at 30 June 2015 (C)	6,417,553
Costs expected to be incurred in connection with the acquisition (D)	(300,000)
Combined pro-forma Balance Sheet 30 June 2015 (E)	21,330,854

12. FINANCIAL INFORMATION

Note 3

The pro-forma issued capital includes the following assumptions:

●

the issue of approximately 59,523,810 Shares pursuant to a capital raising at an Offer Price of $0.21 per Share to raise $12,500,000 cash before expenses of the Offer. All ordinary shares issued pursuant to this Prospectus will be issued as fully paid;

●	costs expected to be incurred in connection with the issue of $100,000

Reconciliation of movements in pro-forma contributed equity	Number of shares	Contributed equity
	#	$
Progen Historical Balance Sheet 30 June 2015 (A)	55,285,315	158,320,862
Issue of shares pursuant to the prospectus (B)	59,523,810	12,500,000
Costs expected to be incurred in connection with the issue (B)	-	(100,000)
Reversal of Progen shares on acquisition (D)	-	(170,720,862)
TBG historical balance sheet 30 June 2015 (C)	-	12,938,616
TBG deemed issue of shares for Progen (D)	-	20,091,597
Progen shares issued for acquisition of TBG	101,722,974	-
Combined Entity pro-forma Balance Sheet 30 June 2015 (E)	216,532,099	33,030,213

Note 4

Reconciliation of movements in pro-forma accumulated (losses)/profits

Accumulated (losses)/profits
$
TBG audited Balance Sheet 30 June 2015 (C)	(1,647,863)
Business Combination costs (D)	(300,000)
Combined Entity Pro-forma Balance Sheet 30 June 2015 (E)	(1,947,863)

Note 5

Accounting Policies

The following is a summary of the material accounting policies adopted by the Company in the preparation of the financial information. The accounting policies have been consistently applied unless otherwise stated. The financial information is in compliance with the recognition and measurement requirements of Australian Accounting Standards.

12. FINANCIAL INFORMATION

Reporting basis and conventions

The financial information has been prepared on an accruals basis and is based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

(a)	Basis of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

(b)	Business combinations and asset acquisitions

The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the statement of comprehensive income, but only after a reassessment of the identification and measurement of the net assets acquired.

Acquisitions of entities that do not meet the definition of a business contained in AASB 3 Business Combinations (AASB 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 Intangible Assets (AASB138) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

12. FINANCIAL INFORMATION

(c)	Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial information are shown below:

(i) Business combination accounting

As disclosed in Note 1 in Section 12.5 above the proposed transaction has been accounted for as a reverse acquisition business combination. This assessment has been made following consideration of the likely potential ownership of Progen and expected board structure and representation following the proposed transaction. Should the outcome of the proposed transaction differ from the current expected outcome it may change the assessment of whether the transaction is a reverse acquisition and impact the accounting applied in the pro-forma financial information.

(ii) Fair value adjustments to Progen assets and liabilities

As disclosed in Note 1 in Section 12.5 the fair value adjustments that have been made to the assets and liabilities of Progen have been completed on a provisional basis as allowed under AASB3. Following completion of the transaction, a formal valuation (of the fair value of the identifiable assets and liabilities acquired) will be obtained and the purchase price allocation updated to reflect the conditions present at the date of the transaction, including the calculation of the deemed consideration. As no formal valuation has been obtained for the purposes of the pro-forma financial information it is likely that the actual values attributed to the Progen identifiable assets and liabilities will differ from that shown in the pro-forma financial information.

(iii) Going concern

In Progen’s 30 June 2015 financial statements it disclosed a material uncertainty which may cast significant doubt over its ability to continue as a going concern. This financial information section has been prepared on the assumption that the capital raising for a minimum of $10,000,000 and the acquisition of TBG will be successful and as a result the material uncertainty in relation to going concern will not be relevant to the post-transaction combined entity. Should the transactions not proceed as planned the assessment in relation to going concern may change.

(d)	Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i)	Rendering of services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

(ii)	Interest income

Revenue is recognised as interest accrues using the effective interest method.

(iii)	Government grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

12. FINANCIAL INFORMATION

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the costs that correspond to the income received are prior year costs, the grant received is immediately recognised as income.

When the grant relates to an asset, the fair value is credited to a deferred income account and is recognised as income over the expected useful life of the relevant asset by equal annual instalments.

(e)	Impairment of Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units).

Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(f)	Cash and cash equivalents

Cash and short-term comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

(g)	Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(h)	Foreign Currency Translation

(i)	Functional and presentation currency

The functional and presentation currency of Progen is Australian dollars ($AUD). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency. The functional and presentation currency of TBG is Taiwan New dollars ($TWD) which is translated to presentation currency of Progen.

(ii)	Transactions & balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

12. FINANCIAL INFORMATION

(iii)	Translation of Group Companies functional currency to presentation currency

The results of the United States subsidiary of Progen are translated into Australian dollars, while the United States and Xiamen subsidiaries of TBG are translated into Taiwan New Dollars, prior to translation to the presentation currency of Progen, at a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for a monthly period. Assets and liabilities are translated at exchange rates prevailing at the relevant balance date.

Exchange variations resulting from the translation are recognised in other comprehensive income and accumulated in the foreign currency translation reserve in equity.

(i)	Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•

when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

•

when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•

when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

•

when the deductible temporary difference is associated with investments in subsidiaries, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

12. FINANCIAL INFORMATION

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(j)	Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•

when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

(k)	Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Plant and equipment                       5 to 10 years

Office furniture and equipment     3 to 10 years

Leasehold improvements               3 to 6 years

Machinery and equipment             3 to 15 years

Testing equipment                          3 to 5 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(i)	Derecognition and disposal

Plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

(l)	Trade and Other Payables

Trade payables and other payables are carried at amortised cost. Their fair value approximates their carrying value due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the reporting date that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

(m)	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

12. FINANCIAL INFORMATION

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(i)	Make good provision

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises. The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term. These future cost estimates are discounted to their present value.

(n)	Employee benefits

(i)	Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

(ii)	Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(o)	Contributed Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(p)	Intangible Assets

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/business at the date of acquisition. Goodwill on acquisition is included in intangible assets. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses.

Goodwill is allocated to cash generating units for the purposes of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from business combination in which goodwill arose.

12. FINANCIAL INFORMATION

Note 6

Subsequent Events

The Directors of both Company and TBG are not aware of any other significant changes in the state of affairs of the Company or TBG, or events subsequent to 30 June 2015 that would have a material impact on the historical or pro-forma financial information, except as otherwise disclosed in this prospectus.

Note 7

Tax Losses

In the Company’s 30 June 2015 financial statements it disclosed unrecognised tax losses arising in Australia of $154,936,532 that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. These include meeting either of two tests, being:

●	the Same Business Test (SBT); or

●	the Continuity of Ownership Test (COT).

The Company also disclosed that it’s US subsidiary, Progen Pharmaceuticals Inc., has US federal and state net operating loss carry-forward of approximately US$8,296,000 and US$63,000 which have a carry forward period between 2028 – 2029 and are available for a maximum of 20 years, subject to a continuity of ownership test.

The Directors have made an assessment, based on taxation advice, that should the SBT be failed following completion of the transaction the expected minimum tax losses that will be available under the COT will be in excess of the deferred tax liability that may be recognised in respect of the identifiable intangibles assets acquired.

As detailed in Note 1 (e) a deferred tax asset has been recognised up to the value of the deferred tax liability recognised on the fair value uplift on acquisitions. No further deferred tax asset has been recognised.

13. INVESTIGATING ACCOUNTANT’S REPORT

13.	Investigating Accountant’s Report

Tel: +61 7 3237 5999
Fax: +61 7 3221 9227
www.bdo.com.au

Level 10, 12 Creek St
Brisbane QLD 4000
GPO Box 457 Brisbane QLD 4001
Australia

The Directors
Progen Pharmaceuticals Limited
2806 Ipswich Road
Darra, Queensland 4076

10 November 2015

Dear Directors

INDEPENDENT LIMITED ASSURANCE REPORT ON PROGEN PHARMACEUTICALS LIMITED'S HISTORICAL AND PRO-FORMA FINANCIAL INFORMATION

Introduction

We have been engaged by Progen Pharmaceuticals Limited ("Progen") to report on the historical financial information and pro-forma financial information of Progen (the responsible party) and TBG Inc. ("TBG") as at 30 June 2015 for inclusion in the public document dated on or about 10 November 2015 and relating to the issue of up to 69,047,619 shares in Progen and the acquisition of TBG by Progen ("the document").

Expressions and terms defined in the public document have the same meaning in this report.

Details of the proposed transaction

Scope

Historical financial information

You have requested BDO Audit Pty Ltd to review the following historical financial information of Progen and TBG included in the public document:

- The Progen Historical Balance Sheet as at 30 June 2015; and
- The TBG Historical Balance Sheet as at 30 June 2015.

Hereafter referred to as "the historical financial information".

The historical financial information has been prepared in accordance with the stated basis of preparation, being the recognition and measurement principles contained in Australian Accounting Standards and the companies adopted accounting policies.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

13. INVESTIGATING ACCOUNTANT’S REPORT

The historical financial information has been extracted from the consolidated financial report of Progen for the period ended 30 June 2015 which was audited by BDO Audit Pty Ltd in accordance with Australian Auditing Standards and the unaudited consolidated financial report of TBG for the period ended 30 June 2015. BDO Audit Pty Ltd issued unmodified audit opinion with an emphasis of matter on going concern on the financial report of Progen Pharmaceuticals Limited for the year ended 30 June 2015.

The historical financial information is presented in the public document in an abbreviated form, insofar as it does not include all of the disclosures required by Australian Accounting Standards and other mandatory professional reporting requirements applicable to general purpose financial reports prepared in accordance with the *Corporations Act 2001*.

Pro-forma financial information

You have requested BDO Audit Pty Ltd to review the following pro-forma historical financial information of Progen and TBG as at 30 June 2015, included in the public document. Hereafter referred to as "the pro-forma financial information".

The pro-forma financial information has been derived from the historical financial information of Progen and the historical financial information of TBG, after adjusting for the effects of pro-forma adjustments described in section 12.3 of the public document. The stated basis of preparation is the recognition and measurement principles contained in Australian Accounting Standards applied to the historical financial information and the event(s) or transaction(s) to which the pro-forma adjustments relate, as described in section 12.3 of the public document, as if those event(s) or transaction(s) had occurred as at the date of the historical financial information. Due to its nature, the pro-forma financial information does not represent Progen's or the Combined Entity's actual or prospective financial position.

Directors' responsibility

The directors of Progen are responsible for the preparation of the historical financial information and pro forma financial information, including the selection and determination of pro forma adjustments made to the historical financial information and included in the pro forma financial information. This includes responsibility for such internal controls as the directors determine are necessary to enable the preparation of historical financial information and pro forma financial information that are free from material misstatement, whether due to fraud or error.

Our responsibility

Our responsibility is to express a limited assurance conclusion on the financial information based on the procedures performed and the evidence we have obtained. We have conducted our engagement in accordance with the Standard on Assurance Engagement ASAE 3450 *Assurance Engagements involving Corporate Fundraisings and/or Prospective Financial Information.*

A review consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain reasonable assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

13. INVESTIGATING ACCOUNTANT’S REPORT

Our engagement did not involve updating or re-issuing any previously issued audit or review report on any financial information used as a source of the financial information.

Conclusions

Historical financial information

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the historical financial information, as described in section 12.2 and 12.4 of the public document, and comprising:

- The Progen Historical Balance Sheet as at 30 June 2015; and
- The TBG Historical Balance Sheet as at 30 June 2015.

are not presented fairly, in all material respects, in accordance with the stated basis of preparation, as described in section 12.5 of the document.

Pro-forma financial information

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the pro-forma financial information, as described in section 12.3 and 12.4 of the public document, and comprising:

is not presented fairly in all material respects, in accordance with the stated basis of preparation as described in section 12.5 of the public document.

Restriction on use

Without modifying our conclusions, we draw attention to section 12.1 of the public document, which describes the purpose of the financial information, being for inclusion in the public document. As a result, the financial information may not be suitable for use for another purpose.

Consent

BDO Audit Pty Ltd has consented to the inclusion of this independent limited assurance report in the public document in the form and context in which it is included.

Liability

The liability of BDO Audit Pty Ltd is limited to the inclusion of this report in the public document. BDO Audit Pty Ltd makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the public document.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

13. INVESTIGATING ACCOUNTANT’S REPORT

Independence or Disclosure of Interest

BDO Audit Pty Ltd does not have any interest in the outcome of the offer, or any other interest that could reasonably be regarded as being capable of affecting its ability to give an unbiased conclusion in this matter. BDO Audit Pty Ltd will receive normal professional fees for the preparation of this report.

BDO Audit Pty Ltd are the auditors of Progen Pharmaceuticals Limited and from time to time BDO Audit Pty Ltd also provides Progen Pharmaceuticals Limited with certain other professional services for which normal professional fees are received.

BDO Audit Pty Ltd

BDO

T Mann

T R Mann
Director

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

14. CORPORATE GOVERNANCE

14.	Corporate Governance

14.1	ASX Corporate Governance Council Principles and Recommendations

The Company has adopted comprehensive systems of control and accountability as the basis for the administration of corporate governance. The Board is committed to administering the policies and procedures with openness and integrity, pursuing the true spirit of corporate governance commensurate with the Company’s needs.

To the extent applicable, commensurate with the Company’s size and nature, the Company has adopted The Corporate Governance Principles and Recommendations (3rd Edition) as published by ASX Corporate Governance Council (Recommendations).

The Company’s main corporate governance policies and practices as at the date of this Prospectus are outlined below and further details on the Company’s corporate governance procedures, policies and practices can be obtained from the Company’s website at http://www.progen-pharma.com.au.

14.2	Board of Directors

The Board is responsible for the corporate governance of the Company. The Board develops strategies for the Company, reviews strategic objectives and monitors performance against those objectives. The objectives of the corporate governance practices are to:

(a)	enhance Shareholder value;

(b)	ensure a prudent and ethical basis for the Company’s conduct and activities; and

(c)	ensure compliance with the Company’s legal and regulatory objectives.

Consistent with these objectives, the Board assumes the following responsibilities:

(a)	setting the strategic objectives of the Company for the Company’s growth;

(b)	monitoring and reviewing the corporate, commercial and financial performance of the Company on a regular basis;

(c)	acting on behalf of and being accountable to, Shareholders; and

(d)	ensure the Company has in place an appropriate risk management and control framework.

The Company is committed to the circulation of relevant materials to Directors in a timely manner to facilitate Directors participation in the Board discussions on a fully-informed basis.

In light of the Company’s size and nature, the Board considers that the proposed Board is a cost effective and practical method of directing and managing the Company. If the Company’s activities develop in size, nature and scope the size of the Board and the implementation of additional corporate governance policies and structures will be reviewed.

14. CORPORATE GOVERNANCE

14.3	Composition of the Board

Election of Board members is substantially the province of the Shareholders in general meeting. However, subject thereto, the Company is committed to the following principles:

●	the Board is to comprise Directors with a mix of skills, experience, expertise and attributes appropriate for the Company and its business; and

●	the principle criterion for the appointment of new Directors is their ability to add value to the Company and its business.

Following Completion, The Board is proposed to consist of four (4) members, one (1) independent non-executive directors, two (2) non-executive directors and one (1) executive director.

14.4	Identification and management of risk

The Board is responsible for the oversight of the Company’s risk management and control framework.

The Board incorporates the oversight of risk management within its Audit Committee. The Audit Committee regularly reviews the adequacy of the risk management framework and the effectiveness of the Company’s management of its material risks.

14.5	Ethical standards

The Board is committed to the establishment and maintenance of appropriate ethical standards.

14.6	Independent professional advice

Subject to the Chairman’s approval (not to be unreasonably withheld), the Directors, at the Company’s expense, may obtain independent professional advice on issues arising in the course of their duties.

14.7	Remuneration arrangements

The total maximum remuneration of Non-Executive Directors is initially set by the Constitution and subsequent variation is by ordinary resolution of shareholders in general meeting in accordance with the Constitution, the Corporations Act and the ASX Listing Rules, as applicable. The determination of Non-Executive Directors’ remuneration within that maximum will be made by the Board having regard to the value to the Company of the respective contributions by each Non-Executive Director.

The current amount has been set as an amount not to exceed $500,000 per annum.

Directors are also entitled to be paid reasonable travelling, hotel and other expenses incurred by them respectively in or about the performance of their duties as Directors.

The Board reviews and approves the remuneration policy to enable the Company to attract and retain Directors who will create value for Shareholders having consideration to the amount considered to be commensurate for a company of its size and level of activity as well as the relevant Director’s time, commitment and responsibility.

14.8	Trading policy

The Board has adopted a policy that sets out the guidelines on the sale and purchase of securities in the Company by its key management personnel (i.e. Directors and, if applicable, any employees reporting directly to the Managing Director). The policy generally provides that written notification to the Chairman (or in the case of the Chairman, to the Managing Director) must be satisfied prior to trading.

14. CORPORATE GOVERNANCE

14.9	External audit

The Company in general meetings is responsible for the appointment of the external auditors of the Company. The Board will from time to time will the scope, performance and fees of those external auditors.

14.10	Audit committee

The Company has an Audit Committee which fulfils the Company’s corporate governance and monitoring responsibilities in relation to the Company’s risks associated with the integrity of the financial reporting, internal control systems and the independence of the external audit function.

14.11	Diversity policy

The Board has adopted a Diversity Policy which is designed to show the Company’s commitment to gender diversity and to acknowledge that a talented and diverse workplace is a key competitive advantage.

14.12	Departures from Recommendations

Following re-admission to the Official List of ASX, the Company will be required to report any departures from the Recommendations in its annual financial report. The Company’s compliance and departures from the Recommendations as at the date of this Prospectus are set out in the following pages. The Recommendations are not mandatory, however, the Recommendations that will not be followed have been identified and reasons have been provided for not following them.

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Principle 1: Lay solid foundations for management and oversight

Recommendation 1.1

A listed entity should have and disclose a charter which sets out the respective roles and responsibilities of the Board, the Chair and management, and includes a description of those matters expressly reserved to the Board and those delegated to management.

Yes

The Board governs the Company, and has the ultimate responsibility for the strategy and performance of the Company on behalf of the shareholders to whom they are accountable.

The Board is committed to achieving and demonstrating the highest standard of corporate governance through setting values and policies which underlie the business activities ensuring transparency and protecting stakeholders’ interests.

Decision making authority on a number of significant matters is reserved to the Board. Outside of those areas, the Chief Executive Officer (“CEO”) is responsible for the day-to-day management of the Company. The CEO, together with the senior management team is responsible to the Board for the development and implementation of the strategy and the overall management and performance of the Company.

The Board has formalised a list of responsibilities reserved for itself in the Board Charter and has delegated certain authority to Management. A copy of the Board Charter can be found on the Company’s website.

Matters reserved for the Board include:-

•     Approval of Company’s strategy, business plan and performance’s objectives;

•     Approval and monitoring the progress of capital expenditure, capital management, acquisition and divestiture;

•     Appointing, reviewing the performance of Managing Director and CEO, and their removal;

•     Monitoring senior management’s performance and implementation of strategy; and

•     • Approving and reviewing the risk management systems, internal compliance and controls

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Recommendation 1.2

A listed entity should:

(a)    undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and

(b)   provide security holders with all material information relevant to a decision on whether or not to elect or re-elect a director.

Yes

The Company performs appropriate checks of any potential director prior to a person’s appointment or election as a director. These checks can include a person’s character, experience, education and bankruptcy history.

All material information known to the Company that is relevant to a decision on whether or not to elect or re-elect a director is included in the Notice of Meeting and Explanatory Memorandum for election of directors.

Recommendation 1.3 A listed entity should have a written agreement with each director and senior executive setting out the terms of their employment	Yes

The Company ensures the non-executive directors have a written Letter of Appointment, and all senior executives have a written Employment Agreement setting out their terms of appointment.

This is to ensure that they have a clear understanding of their roles and responsibilities and the Company’s expectation of them.

Recommendation 1.4 The company secretary of a listed entity should be accountable directly to the Board, through the Chair, on all matters to do with the proper functioning of the Board.	Yes	The Company Secretary is accountable directly to the Board, through the Chair, on all matters to do with the proper functioning of the Board including all governance and compliance matters.

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Recommendation 1.5

A listed entity should:

(a)     a diversity policy which includes requirements for the board:

●       to set measurable objectives for achieving gender diversity; and

●       to assess annually both the objectives and the entities progress in achieving them;

(b)    disclose that policy or a summary of it; and

(c)    disclose as at the end of each reporting period:

●     the measurable objectives for achieving gender diversity set by the Board in accordance with the entity’s diversity policy and its progress towards achieving them; and

●      either:

●     the respective proportions of men and women on the board, in senior executive positions, and across the whole organisation (including how the entity has defined ‘senior executive’ for these purposes; and

●     the entity’s “Gender Equality Indicators” as defined in the Workplace Gender Equality Act 2012.

	Partial

The Company has in place a Diversity Policy which is designed to show the Company’s commitment to gender diversity and to acknowledge that a talented and diverse workplace is a key competitive advantage.

Diversity includes, but is not limited to, gender, age, race, religion, national origin, ethnicity, cultural background, marital status, sexual orientation or disability. The policy sets out guidelines for the Company to follow in managing diversity within the Company, including the development of measurable targets and key performance indicators to be reviewed by the Board.

The Company acknowledges that achieving the desired level of diversity is an ongoing process. The Company is committed to providing a respectful environment where employees and others in the workplace are treated fairly and all decisions are based on merit, without regard to their differences or similarities. As such, the Company has not yet defined measureable objectives but these will be developed over time as the business grows so that the objectives are meaningful and achievable.

The Board is committed to diversity and promoting a policy to maximise the achievement of corporate goals. The Diversity Policy is available on Company’s website.

As at 30 June 2015, the gender diversity statistics for the Company were as follows:

			Female	Total	Female Proportion
		Progen Group Staff	7	23	30%
		Key* Management Personnel	2	4	50%
		Board Members	0	3	0%

		* Key Management Personnel comprises senior executives who report directly to the CEO/Executive Chairman.

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Recommendation 1.6

A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of the Board, its committees and individual directors; and

(b)   disclose in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

Yes

The Director consider that due to the size of the Company and its Board, a formal review procedure is not appropriate at this point in time and has instead adopted a self-evaluation process to measure its own performance. Evaluation of the performance of the committees in isolation is not proposed while the full Board is fulfilling the roles of the committees.

The recommendation is satisfied in as much as the details have been included in the Annual Report and the Board Charter.

The Chairman has the primary responsibility for conducting the performance appraisals of the non-executive directors.

Recommendation 1.7

A listed entity should:

(a)    have and disclose a process for periodically evaluating the performance of its senior executives; and

(b)   disclose in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

Yes	The CEO reviews the performance of senior executives against the agreed performance measures and other relevant factors annually.

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Principle 2: Structure the Board to add value

Recommendation 2.1

The Board of a listed entity should:

(a)    have a nomination committee which:

●     has at least three members, a majority of whom are independent directors; and

●     is chaired by an independent director,

and disclose:

●     the charter of the committee;

●     the members of the committee; and

●     as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendance of the members at those meetings; or

(b)   if it does not have a nomination committee, disclose that fact and the process it employs to address Board succession issues and to ensure that the Board has the appropriate balance of skills, experience, independence and knowledge of the entity to enable it to discharge its duties and responsibilities effectively.

Partial

Due to the size and structure of the Board, the Board has not established a separate nomination committee. The Board acknowledges it does not currently comply with this recommendation.

If the Company’s activities continue to increase in size, scope and nature, and where increased efficiency and effectiveness can be derived, the appointment of a nomination committee will be reviewed by the Board and implemented if appropriate.

The Board as a whole undertakes the process of reviewing the skill base, knowledge, experience, independence and diversity of existing Directors to enable identification or attributes required in new directors. Where appropriate, independent consultants are engaged to identify possible new candidates for the Board. Re-election of Directors is managed in accordance with the Listing Rules and the Company's Constitution.

The Board regularly reviews its mix of skills and experience in light of the Company’s principal activities and direction, and is cognisant of its diversity policy, should the need arise for changes to the composition of the Board.

Recommendation 2.2 A listed entity should have and disclose a Board skill matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	Partial

The Board has developed a Board skills matrix that sets out the mix of skills, experience and expertise the Board currently has and is looking to achieve in its membership.

The Board does not consider it appropriate to publish in detail the Board skills matrix.

The Board recognises that the skills matrix is an important, but not the only, basis of criteria applying to director appointment.

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Recommendation 2.3

A listed entity should disclose:

(a)   the names of the directors considered by the board to be independent directors; and

(b)   if a director has an interest, position, association or relationship of the type described in Box 2.3 of the ASX Corporate Governance Principles and Recommendation (3rd Edition), but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and

(c)   the length of service of each director.

Yes

The Board recognises the important contribution that Independent Directors made to good corporate governance. All the Directors, whether independent or not, are required to exercise independent judgment and act in the best interest of the Company. The Independent Director in particular brings independent thinking, high standards of corporate governance and good judgement to the Board.

When assessing independence, the Board considered tenure. The Director considered by the Board as independent is Dr Christopher Harvey. A director is considered independent if he substantially satisfies the test for independence as described in Box 2.3 of the ASX Corporate Governance (“CG”) Recommendations.

Dr Christopher Harvey was appointed to the Board on 16 March 2015.

Recommendation 2.4 A majority of the board of a listed entity should be independent directors.	No

Given the majority of the Board are not considered independent under the definitions provided in the ASX CG Recommendations, this recommendation has not been satisfied. The Board believes even though it does not satisfy this recommendation, it does possess the appropriate level of experience, knowledge and business skills. Directors acknowledge the need to act in good faith and in the interests of all shareholders.

Directors are not appointed for a fixed term but are subject to re-election by shareholders at least every three years in accordance with the Constitution of the Company

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Recommendation 2.5 The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	No

The roles of the Chair and CEO are performed by the same individual. Although Mr Indrajit Solomon Arulampalam is not appointed as CEO, he performs the primary executive function of the Company.

It is acknowledged that the ASX recommends that the Chairman should be an Independent Director (as defined by ASX) and that the roles of chairperson and chief executive officer should not be exercised by the same individual. The Company is not currently compliant with this recommendation.

It is the Board’s view however that the current Chairman (Mr Arulampalam) remains the most appropriate person to fulfil this role in the best interests of the Company and its shareholders until a CEO is appointed.

Recommendation 2.6

A listed entity should have a program for inducting new directors and providing appropriate professional development opportunities for continuing directors to develop and maintain the skills and knowledge needed to perform their role as a director effectively

Yes

The Board provides an appropriate induction program for new directors to familiarise themselves with the Company’s business and strategy including scheduled meetings with the Executive Chairman of the Company.

The Board induction pack includes Guides for Life Science Company Director and Codes of Best Practice for Reporting by Life Science Companies that provide best practice governance within the board and informational sources on life science. The Board encourages the Directors to continue their education by participating in applicable workshops/seminars and site visits to maintain and develop their skills and knowledge.

Principle 3: Act ethnically and responsibly

Recommendation 3.1 A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	YES

The Board recognises its responsibility to set the ethical tone and standards of the Company. Directors sign a letter of appointment which outlines the fiduciary relationship that exists between the director and the Company.

The Code of Ethics for Executive Directors and Chief Financial Officer sets out the rules regarding individual responsibilities to the Company, the public and stakeholders.

Additionally, the Company has a Code of Business Conduct which applies to all officers, senior executives and employees. These documents are available on the Company’s website.

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Principle 4: Safeguard integrity in financial reporting

Recommendation 4.1

The board of a listed entity should:

(a)    have an audit committee which:

●     has at least three members, all of whom are non-executive directors; and

●     a majority of whom are independent directors; and

●     is chaired by an independent director, who is not the chair of the board, and disclose:

●     the relevant qualifications and experience of the members of the committee; and

●     in relation to each reporting period, the number of times the committee met through the period and the individual attendances of the members at those meetings; or

(b)   if it does not have an audit committee, disclose that fact and the process it employs that independently verify and safeguard the integrity of its financial reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

Partial

Due to the size and structure of the Board, the Board has not established a separate Audit Committee. The duties of the Audit Committee are assumed by the full Board. The Chair is the Executive Chairman. The Audit Committee consists of both Executive and Non-Executive Directors. The Company is not currently compliant with this Recommendation on the structure of Audit Committee due to the size of the Board.

The Audit Committee operates under a Charter that outlines the Committee’s responsibilities including overseeing the role and independence of the external auditors. A copy of the Audit Committee Charter is available on the Company’s website. The relevant qualifications and experience of the members of the Audit Committee are outlined in the Directors’ Report section of the Annual Report. The Board considered that they have the skills and experience to discharge their duties effectively as an Audit Committee.

The Audit Committee meetings precede normal Board meetings due to the Audit Committee function undertaken by the Board. The Audit Committee met four (4) times during the financial year 2015 and Director’s attendance is found in the Directors’ Report section of the Annual Report.

The Board acknowledges that if the Company’s activities continue to increase in size, scope and nature, the appointment of an Audit Committee will be reviewed by the Board and implemented if appropriate.

Engagement and Rotation of External Auditor

The Board is responsible for nominating the external auditor. If the Board nominates a change of external auditor, it requires the approval of shareholders. The Board meets with the external auditors to review the adequacy of the existing audit arrangements with particular emphasis on the scope, quality and independence of the audit. It includes the rotation of the audit engagement partner.

Procedures are in place governing the approval for non-audit work before the commencement of any engagement to avoid any conflict of interests. The engagement and rotation of Auditors are set out in the Audit Committee Charter published in the Company’s website.

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Recommendation 4.2

The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

YES

Prior to the Board approving the financial statements, the CEO (or its equivalent) and the CFO (or its equivalent) provide a declaration to the Board that the financial records of the Company have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the Company and that their opinion is founded on a sound system of risk management and internal control which is operating effectively. This assurance is contained in the Directors’ Declaration section of the Annual Report.

Recommendation 4.3 A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	YES	The Board ensures that its external auditors/the lead audit partner or his representative attends the AGM to answer questions from the shareholders pertaining to audit.

Principle 5: Make timely and balanced disclosure

Recommendation 5.1 A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.	YES

The Company has a formal Continuous Disclosure Policy as disclosed on its website.

This Policy is to ensure the Company achieves best practice in complying with its continuous disclosures obligations under the Corporations Act and ASX Listing Rules and ensuring the Company and individual officers do not contravene the Corporations Act or ASX Listing Rules.

The Company also prepares company announcements that comply with the Code of Best Practice for Reporting by Life Science Companies 2nd edition when possible. Once announced to the ASX all releases are posted onto the Company’s website.

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Principle 6: Respect the rights of security holders

Recommendation 6.1 A listed entity should provide information about itself and its governance to investors via its website.	YES

The Company’s internet website (www.progen-pharma.com) is regularly updated and provides information about itself and its governance, namely the details of all announcements by the Company to the ASX, annual reports, investor information and general information on the Company and its business.

Recommendation 6.2 A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	Partial

Due to its size, the Company does not have a dedicated investor relations program or consultant. Shareholders are given the opportunity to meet with Management immediately following the general meetings. In addition, Management will respond to meeting and information request by shareholders in a timely manner. Nonetheless, the Company aims to keep shareholders informed of the Company’s performance and all major developments in an ongoing manner. Information is communicated to shareholders through:

•       the annual report is distributed to shareholders free of charge to all shareholders. An electronic copy is also placed on the Company’s website. The Board ensures that the annual report includes relevant information about the operation of the Company during the year, changes in the state of affairs of the Company and details of future development, in addition to the other disclosures required by the Corporations Act.

•       the half–year report contains summarised financial information and a review of operations of the Company during the period. The half-year financial report is prepared in accordance with the requirements of Accounting standards

Recommendation 6.3 A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.	YES

The Communication Policy is found on the Company’s website. The Board encourages full participation of shareholders at the AGM to ensure a high level of accountability and identification with the Company’s strategy, performance and goals.

Shareholders who are unable to attend the AGM may vote by appointing a proxy using the form included with the Notice of Meeting. Further, shareholders are also invited to submit questions in advance of the AGM so that the Company can ensure those issues are addressed at the meeting.

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Recommendation 6.4 A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	YES	Shareholders have the option to receive communications from, and send communications to, the Company and its security registry, Computershare Investor Services Pty Ltd (Australia) electronically.

Principle 7: Recognise and manage risk

Recommendation 7.1

The board of a listed entity should:

(a)    have a committee or committees to oversee risk, each of which:

●     has at least three members, a majority of whom are independent directors; and

●     is chaired by an independent director, and disclose:

●     the charter of the committee;

●     the members of the committee; and

●     as at the end of each reporting period, the number of times the committee met through the period and the individual attendances of the members at those meetings; or

(b)    if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the process it employs for overseeing the entity’s risk management framework.

Partial

The Company places a high priority on risk management and identification throughout the Group’s operations and regularly reviews its adequacy in this regard.

As the Board currently consists of three (3) members, it considered that it would not achieved enhanced efficiency or enable it to add greater value by establishing a separate risk committee. The Company incorporates the oversight of risk management within its Audit Committee, which function is currently undertaken by the full Board.

The Board will however, continue to monitor the requirements of this recommendation in the context of the Company’s current position and circumstances. The Audit Committee Charter is found on the Company’s website.

The Board is responsible for the oversight of the Company’s risk management and control framework. Management reports to the Board regularly as to the effectiveness of the Company’s management of its business risk/material risks. The Company’s process of risk management and internal compliance and control includes:-

i) Establishing the Company’s goal and objectives, and implementing and monitoring strategies, and policies to achieve these goals and objectives.

ii) Continuously identifying and mitigating risks that might impact the achievement of the Company’s goal and objectives, and monitoring the environment for emerging factors and trends that affect these risks,

iii) Formulating risk strategies that manage and identify risks, designing and implementing appropriate risk management policies and internal control, and

iv) Monitoring the performance of, and continuously improving the effectiveness of risk management systems, internal control and compliance, including an ongoing assessment of the effectiveness of risk management, internal compliance and control.

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Recommendation 7.1 Cont.

The controls adopted by the Company include:

●     Standing items for Board meetings

●     Operations updates including occupational health and safety

●     Finance updates including monthly accounts, monthly cash flow forecasting, annual budgets with monthly review of performance, audit related matters

●     Compliance and legal requirements

●     Corporate matters including capital requirements, share statistics and ASX announcements

●     Strategic and business planning

●     Limits for approval of capital expenditure

●     Limits on authorities for the execution of contracts and legal documents

●     Insurance program to address insurable risk

Recommendation 7.2

The board of a committee of the board should:

(a)    review the entity’s risk management framework with management at least annually to satisfy itself that it continues to be sound, to determine whether there have been any changes in the material business risks the entity faces and to ensure that they remain within the risk appetite set by the board; and

(b)   disclose in relation to each reporting period whether such a review has taken place.

Yes

The Board oversees an ongoing assessment of the effectiveness of the Company’s risk management.

The responsibility for undertaking and assessing risk management and internal control effectiveness is delegated to management.

Management is required by the Board to report back regularly on the efficiency and effectiveness of the risk management

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Recommendation 7.3

A listen entity should disclose:

(a)    if it has an internal audit function, how the function is structure and what role it performs; or

(b)   if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

Partial

The Company does not have a formal internal audit function. The Company has established an internal assurance process in lieu of a dedicated internal audit program. The Company utilises both external and internal resources to provide an internal control function.

The Company is mindful to ensure a suitable level of independence is achieved in this internal control program and regularly reports to the Audit Committee in an objective manner allowing for assurance that key risks are being accurately evaluated and reported. An internal controls plan is established and designed to provide a suitable level of assurance to the Audit Committee that internal controls are operating effectively and efficiently.

Recommendation 7.4

A listed entity should disclose whether, and if so how, it has regard to economic, environmental and social sustainability risks and if it does, how it manages or intends to manage those risks.

Yes	The Board is regularly briefed by Management in relation to material exposure to economic, environmental and social sustainability risks facing the Company.

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Principle 8: Respect the rights of security holders

Recommendation 8.1

The board of a listed entity should:

(a)   have a remuneration committee which:

●     has at least three members, a majority of whom are independent directors; and

●     is chaired by an independent director, and disclose:

●     the charter of the committee;

●     the members of the committee; and

●     as at the end of each reporting period, the number of times the committee met through the period and the individual attendances of the members at those meetings; or

if it does not have a remuneration committee, disclose that fact and the process it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

Partial

Due to the size and structure of the Board, the Board has not established a separate Remuneration Committee. The duties of the Remuneration Committee are assumed by the full Board. The Chair is the Executive Chairman and he is not receiving any remuneration for the executive appointment.

Given the size and structure of the Board, the Remuneration Committee consists of both Executive and Non-Executive Directors and therefore the Company is not compliant with this Recommendation.

The Remuneration Committee met once (1) for the financial year 2015 and the members’ attendance is set out in the Directors’ Report in the Annual Report. The Remuneration Committee reviews internal remuneration policies and practices on remuneration packages of the Company’s executive salaries while taking into consideration performance, relevant comparative information and independent expert advice where necessary.

The Board acknowledges this if the Company’s activities continue to increase in size, scope and nature, the appointment of a Remuneration

Recommendation 8.2

A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

Yes

The Company policies relating to the remuneration of Non-Executive Directors, Executive Directors and senior executives and the level of their remuneration can be found in the Remuneration Report of the Directors’ Report.

14. CORPORATE GOVERNANCE

Principles and Recommendations	Comply (Yes/No)	Explanation

Recommendation 7.3

A listen entity which has an equity-based remuneration scheme should:

(a)   have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)   disclose that policy or a summary of it.

Partial

The Company has established The Progen Directors and Employee Option Incentive Plan (”this Plan”) approved by its shareholders on 16 March 2010. It forms part of the Company’s long-term incentive objectives to reward directors, executives and employees in a manner that aligns remuneration with the creation of shareholders’ wealth.

The Board has a policy prohibiting directors or executives entering into contracts to hedge their exposure to options or shares granted as part of their remuneration. The Board periodically requests directors and executives confirm they are in compliance with this policy.

Details of the Options granted and vested during the financial year are set out in the Remuneration Report of the Directors’ Report. The Rules for this Plan can be found in the Company’s website

15. MATERIAL CONTRACTS

15.	Material Contracts

15.1	Share Sale and Purchase Agreement

The Company and Medigen entered into a binding share sale and purchase agreement (SSPA) on 16 October 2015 setting out the terms on which the parties agreed that the Company would acquire 100% of the issued capital of TBG.

The Acquisition is conditional upon completion occurring in accordance with the SSPA:

(a)	(Conditions Precedent) Completion of the Acquisition is subject to (amongst other things) the satisfaction or waiver by the parties of the following conditions:

(i)

the Company obtaining all necessary Shareholder approvals pursuant to the ASX Listing Rules, Corporations Act or any other law to allow the Company to complete the matters contemplated by the TBG Acquisition including, without limitation, for the issue of the Consideration Shares;

(ii)

the Company obtaining all necessary regulatory approvals pursuant to the ASX Listing Rules, Corporations Act or any other law required to allow the parties to lawfully complete the matters set out in the SSPA;

(iii)	the Company completing a raising under a prospectus of not less than $10 million (up to a maximum of $14.5 million) at $0.21 per Share;

(iv)	ASX conditionally confirming that it will re-admit the Company to the Official List; and

(v)	to the extent required by the ASX or the ASX Listing Rules, Medigen entering into a restriction agreement with the Company in relation to the Consideration Shares.

(b)

(Consideration) The Company will issue 101,722,974 new ordinary shares to Medigen at a deemed issue price of $0.21 per Share in consideration of its acquisition of 100% of the issued share capital of TBG.

(c)	(Board of Directors) The SSPA contemplates that changes will occur to the Board of Directors following Completion. Refer to section 11 for further details about the proposed Board changes.

(d)	(Warranties and Indemnities) The parties have provided standard warranties and indemnities to each other as would be expected in respect to a transaction of this nature.

15.2	Agency Agreement

TBG Taiwan is party to an agency agreement with Kornell Trading Co., Ltd under which the agent receives compensation from TBG Taiwan over the items of HLA and on commission basis as detailed in that agency agreement.

TBG Taiwan has appointed the agent to sell products of TBG Taiwan within the country territory of Taiwan, exclusively, and TBG Taiwan reserves the right to deal with selected clients as set out in that agency agreement.

The term of the agency agreement is for 3 years commencing from 1 March 2015.

15.3	Assignment Agreement of Entrusted Development Agreement

TBG Taiwan is a party to this agreement under which Medigen has assigned all of the rights and duties in Entrusted Development Agreement executed and entered into with Industrial Technology Research Institute (ITRI) as of 30 June 2014 to TBG Taiwan.

TBG Taiwan has the obligation to pay the remainder of the development fees of approximately NDT 2,300,000 (approx. $100,000) and related payment provided in the original Entrusted Development Agreement to ITRI. This payment is due on 30 April 2016.

15. MATERIAL CONTRACTS

15.4	Construction and Decoration Contracts

TBG Xiamen has entered into two construction and decoration contract under which the contractor provides TBG Xiamen with the construction and decoration of the administration, R&D and examination buildings of TBG Xiamen. Total value of the contracts is approximately RMB 6,000,000 (approx. $1,341,000).

15.5	Equity Transfer Agreement

TBG entered into an Equity Transfer Agreement on 9 November 2012 with PerkinElmer Holding Luxembourg to sell its equity of Shanghai Haoyuan Biotech Co., Ltd.

Under the Equity Transfer Agreement, before 9 November 2016 TBG shall not, and shall cause their affiliates not to, directly or indirectly, in any way participate or engage in the manufacturing, marketing, research and development or other exploit of diagnosis reagents with respect to infectious disease clinical diagnostics or blood testing in each case for any strain of human hepatitis in any area of the world except Taiwan.

15.6	Executive services agreements

(a)	Mr Eugene Cheng

The Company will enter into a new employment agreement with Mr Eugene Cheng pursuant to which he will continue in his role as TBG CEO and also be appointed as Managing Director of the Company, subject to completion of the Acquisition.

The key terms of Mr Cheng’s employment will substantially reflect those Mr Cheng currently receives and are set out below:

●	Term: Mr Cheng’s employment is employed on a full time basis with no fixed end date and his employment will continue until validly terminated.

●	Salary: Mr Cheng shall be paid a base salary of $200,000 per year, reviewable annually. Mr Cheng will also be paid a directors fee of $40,000 per annum for serving as Managing Director of the Company.

●	Bonuses: Mr Cheng is eligible to receive a yearend bonus based on overall performance of TBG which is reviewed and assessed by the remuneration committee of the Board.

●	Termination: Mr Cheng’s employment may be terminated by standard termination events in accordance with the laws of Taiwan.

15.7	Non-executive letters of appointment – Proposed Directors

The Company has entered into Non-Executive Director appointment letters for the appointment of Dr Stanley Chang and Ms Emily Lee pursuant to which each of them will be paid $40,000 per annum as Non-Executive Directors of the Company.

Additionally, Mr Jitto Arulampalam has entered into a new Non-Executive Chairman appointment letter pursuant to which Mr Arulampalam will be paid $80,000 per annum as Non-Executive Chairman of the Company.

The details of these arrangements is set out in Section 11.5 of the Prospectus.

15.8	Deeds of indemnity, insurance and access

The Company has entered into deeds of indemnity, insurance and access with each of its Directors. Under these deeds, the Company agrees to indemnify each officer to the extent permitted by the Corporations Act against any liability arising as a result of the officer acting as an officer of the Company or a related body corporate (subject to customary exceptions). The Company is also required to maintain insurance policies for the benefit of the relevant officer and must also allow the officers to inspect board papers and other documents provided to the Board in certain circumstances.

The Company is in the process of finalising deeds of indemnity, insurance and access with each of its Proposed Directors and will enter into such deeds with the Proposed Directors following their appointments.

16. ADDITIONAL INFORMATION

16.	Additional Information

16.1	Litigation

As at the date of this Prospectus neither the Company nor TBG is involved in any material legal proceedings and the Directors and Proposed Directors are not aware of any legal proceedings pending or threatened against the Company or TBG.

16.2	Rights and liabilities attaching to Shares (including Shares to be issued under the Offer)

The following is a summary of the more significant rights attaching to Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders. To obtain such a statement, persons should seek independent legal advice.

Full details of the rights attaching to Shares are set out in the Constitution, a copy of which is available for inspect at the Company’s registered office during normal business hours.

(a)	General meetings

Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company.

Shareholders may requisition meetings in accordance with section 249D of the Corporations Act and the Constitution.

(b)	Voting rights

Subject to any rights or restrictions for the time being attached to any class or classes of Shares, at general meetings of Shareholders or classes of Shareholders:

(i)	each Shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii)	on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder has one vote; and

(iii)

on a poll, every person who is a Shareholder or a proxy, attorney or representative of a Shareholder shall, in respect of each fully paid Share held, or in respect of which the person is appointed a proxy, attorney or representative, have one vote for the Share, but in respect of partly paid Shares shall have such number of votes as bears the same proportion as the total of such Shares registered in the Shareholder’s name as the amount paid (not credited) bears to the total amounts paid and payable (excluding amounts credited).

(c)	Dividend rights

Subject to any rights of any preference Shareholders and to the rights of the holders of any shares created or raised under any special arrangement as to dividend, the Directors may from time to time declare a dividend to be paid to the Shareholders entitled to the dividend which shall be payable on all Shares according to the proportion that the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) in respect of such Shares.

The Directors may from time to time pay to the Shareholders any interim dividend as they may determine. No dividend shall carry interest as against the Company. The Directors may set aside out of the profits of the Company any amounts that they may determine as reserves, to be applied at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

Subject to the ASX Listing Rules and the Corporations Act, the Company may, by resolution of the Directors, implement a dividend reinvestment plan on such terms and conditions as the Directors think fit and which provides for any dividend which the Directors may declare from time to time payable on Shares which are participating Shares in the dividend reinvestment plan, less any amount which the Company shall either pursuant to the Constitution or by law be entitled or obliged to retain, be applied by the Company to the payment of the subscription price of Shares.

16. ADDITIONAL INFORMATION

(d)	Winding Up

If the Company is wound up, the liquidator may, with the authority of a special resolution of the Company, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders.

The liquidator may, with the authority of a special resolution of the Company, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Shareholder is compelled to accept any Shares or other securities in respect of which there is any liability.

(e)	Shareholder liability

As the Shares under the Prospectus are fully paid shares, they are not subject to any calls for money by the Directors and will therefore not become liable for forfeiture.

(f)	Transfer of Shares

Generally, Shares are freely transferable, subject to formal requirements, the registration of the transfer not resulting in a contravention of or failure to observe the provisions of a law of Australia and the transfer not being in breach of the Corporations Act or the ASX Listing Rules.

(g)	Variation of rights

Pursuant to section 246B of the Corporations Act, the Company may, with the sanction of a special resolution passed at a meeting of Shareholders vary or abrogate the rights attaching to Shares.

If at any time the share capital is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class), whether or not the Company is being wound up, may be varied or abrogated with the consent in writing of the holders of three-quarters of the issued shares of that class, of if authorised by a special resolution passed at a separate meeting of the holders of the shares of that class.

(h)	Alteration of Constitution

The Constitution can only be amended by special resolution passed by at least three quarters of Shareholders present and voting at the general meeting. In addition, at least 28 days written notice specifying the intention to propose the resolution as a special resolution must be given.

16. ADDITIONAL INFORMATION

16.3	Interests of Directors

Other than as set out elsewhere in this Prospectus, no Director holds, or has held within the 2 years preceding lodgement of this Prospectus with ASIC, any interest in:

(a)	the formation or promotion of the Company;

(b)	any property acquired or proposed to be acquired by the Company in connection with:

(i)	its formation or promotion; or

(j)	the Offer.

(c)	the Offer,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to a Director:

(a)	as an inducement to become, or to qualify as, a Director:

(b)	for services provided in connection with:

(i)	its formation or promotion; or

(ii)	the Offer.

16.4	Interests of Experts and Advisers

Other than as set out below or elsewhere in this Prospectus, no:

(a)	person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or

(b)	promoter of the Company,

holds or has held within the 2 years preceding lodgement of this Prospectus with ASIC, any interest in:

(a)	the formation or promotion of the Company;

(b)	any property acquired or proposed to be acquired by the Company in connection with

(k)	its formation or promotion; or

(l)	the Offer.

(d)	the Offer,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of those persons for services provided in connection with:

(c)	the formation or promotion of the Company; or

(d)	the Offer.

BDO Audit Pty Ltd (BDO) has prepared the Investigating Accountant’s Report which is included in Section 13 of this Prospectus. The Company estimates it will pay BDO a total of $30,000 (excluding GST) for these services. During the 24 months preceding lodgement of this Prospectus with ASIC, BDO has received fees of $123,000 (excluding GST) on accounting of acting as the Company’s auditor and providing audit services to the Company.

Fuse Advisory has acted as the solicitors to the Company. The Company estimates it will pay Fuse Advisory $70,000 (excluding GST) for these services solely in respect of this Offer. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with ASIC, Fuse Advisory has received fees of $60,000 (excluding GST) for legal services.

16. ADDITIONAL INFORMATION

16.5	Consents

(e)	Other than as set out below, each of the parties referred to in this Section 16.5:

●	does not make, or purport to make, any statement in this Prospectus, nor is any statement in this Prospectus based on any statement by the relevant party;

●

to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of the party; and

●	did not authorize or cause the issue of all or any part of this Prospectus.

(f)

Fuse Advisory Lawyers has given and has not, before lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus as Australian lawyers to the Company in relation to the Offer;

(g)

BDO has given its written consent to being named as Investigating Accountant in this Prospectus and to the inclusion of the Investigating Accountant’s Report in Section 13 of this Prospectus in the form and context in which the information and report are included. BDO has not withdrawn its consent prior to lodgement of this Prospectus with ASIC.

(h)	BDO has given its written consent to being named as auditor of the Company in this Prospectus. BDO Audit has not withdrawn its consent prior to lodgement of this Prospectus with ASIC.

(i)

Computershare Investor Services Pty Limited has given and, as at the date of this Prospectus, has not withdrawn, its written consent to be named as Share Registrar in the form and context in which it is named. Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of the Prospectus other than being named as Share Registrar to the Company. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of the Prospectus.

16.6	Expenses of the Offer and Acquisition

The total expenses of the Offer and Acquisition (excluding GST) are estimated to be approximately $400,000 (if the Offer is fully subscribed) and are expected to be applied towards the items set out in the table below:

Item of Expense	Amount $
ASIC Fees	$2,320
ASX fees	$102,472
Legal fees	$70,000
Investigating Accountants Fees	$30,000
Printing and distribution	$30,000
Acquisition expenses (including due diligence costs)	$150,000
Miscellaneous	$25,208

16.7	Continuous disclosure obligations

The Company is a ‘disclosing entity’ (as defined in Section 111AC of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations.

Specifically, like all listed companies, the Company will continue to be required to continuously disclose any information it has to the market which a reasonable person would expect to have a material effect on the price or the value of the Company’s securities.

Price sensitive information will be publicly released through ASX before it is disclosed to Shareholders and market participants. Distribution of other information to Shareholders and market participants will also be managed through disclosure to the ASX. In addition, the Company will post this information on its website after the ASX confirms an announcement has been made, with the aim of making the information readily accessible to the widest audience.

17. DIRECTORS’ AUTHORISATION

17.	Directors’ Authorisation

This Prospectus is issued by the Company and its issue has been authorised by a resolution of the Directors and Proposed Directors.

In accordance with Section 720 of the Corporations Act, each Director and Proposed Director has consented, and as at the date of this Prospectus has not withdrawn his or her consent, to the lodgement of this Prospectus with the ASIC.

___________________________

Jitto Arulampalam

Executive Chairman

For and on behalf of Progen Pharmaceuticals Limited

18.	Glossary

18.1	Definitions

Unless the context requires otherwise, where the following terms are used in this Prospectus, they have the following means:

$ means an Australian dollar.

Acquisition means the purchase of 100% of the issued capital of TBG by the Company in accordance with the SSPA.

Acquisition Resolutions means those Shareholder resolutions referred to in Section 6.5 of this Prospectus to be considered at the General Meeting, as described in further detail in the Notice of Meeting.

Applicant means a person who has submitted an Applicant Form.

Application means an application for Shares made on an Application Form.

Application Form means an application form attached to or accompanying this Prospectus relating to the Offer.

ASIC means Australian Securities & Investments Commission.

ASX means ASX Limited (ACN 008 624 691) or the financial market created by it as the context requires.

ASX Listing Rules means the official listing rules of ASX.

ASX Settlement Operating Rules means the operating rules of the ASX Settlement Facility (as defined in Rule 111.1 and 1.1.2 of the ASX Settlement Operating Rules) in accordance with Rule 1.2 which govern, inter alia, the administration of the CHESS subregisters.

Board means the board of Directors as constituted from time to time.

Business means the business carried on by the TBG Group which includes (but is not limited to)

●	developing Nucleic Acid Test (NAT) products;

●	developing HLA typing reagents based on NAT technologies;

●	developing automation systems for NAT operations; and

●	development, manufacture and marketing of IVD related NAT kits and services.

CHESS has the meaning given in Section 7.8 of this Prospectus.

Closing Date means the closing date of the Offer as set out in the indicative timetable in Section 3 of this Prospectus (subject to the Company reserving the right to extend the Closing Date or close the Offer early).

Company or PGL means Progen Pharmaceuticals Limited (ACN 010 975 612) as the context requires.

Completion means completion of the Acquisition in accordance with the terms of the SSPA.

Conditions means the conditions to the Offer set out in Section 2.4 of this Prospectus.

Consideration Shares means the issue of 101,722,974 Shares to Medigen in consideration of the Acquisition.

Constitution means the constitution of the Company (as amended or replaced from time to time).

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the directors of the Company as at the date of this Prospectus.

EST means Eastern Standard Time as observed in Melbourne, Victoria.

General Meeting means the general meeting of the Company to be held on 7 December 2015, which seeks Shareholder approval for the matters set out in the Notice of Meeting (including the Acquisition Resolutions).

Minimum Subscription means the Company receiving Valid Applications for at least 47,619,048 Shares to raise at least $10 million.

Maximum Subscription means the Company receiving Valid Applications for 69,047,619 Shares to raise $14.5 million.

Notice of Meeting means the Notice of General Meeting and Explanatory Memorandum of the Company dated 4 November 2015 in relation to the General Meeting.

Offer means the offer of up to 69,047,619 Shares at an issue price of $0.21 per Share to raise up to $14.5 million with a minimum subscription of $10 million pursuant to this Prospectus.

Official List means the official list of ASX.

Official Quotation means official quotation by ASX in accordance with the ASX Listing Rules.

Option means an option to acquire a Share.

Products means the products designed, developed and marketed by TBG.

Proposed Directors has the meaning given in Section 11.2.

Prospectus means this prospectus.

Public Authority means any government or governmental, semi-governmental, administrative, statutory, fiscal, or judicial body, entity, authority, agency, tribunal, department, commission, office, instrumentality, agency or organisation (including any minister or delegate of any of the foregoing), any self-regulatory organisation established under statute and any recognised securities exchange (including without limitation ASX) in each case whether in Australia or elsewhere.

Recommendations has the meaning given in Section 14.

Section means a section of this Prospectus.

Securities means all securities of the Company, including a Share or an Option (as the context requires).

SSPA means the share sale and purchase agreement executed on 16 October 2015 between the Company and Medigen.

Shareholder means a holder of one or more Shares.

Share Registry means Computershare Investor Services Pty Limited.

TBG means TBG Inc, a company incorporated in the Cayman Islands.

TBG Group means TBG and each of TBG Taiwan, TBG Xiamen and TBG BioGene.

TBG Taiwan means TBG Biotechnology Corp.

TBG Xiamen means TBG Biotechnology Xiamen Inc.

TBG BioGene means Texas BioGene, Inc.

Valid Application means a valid and complete Application to subscribe for Securities under the Offer, accompanied by the appropriate Application money in full.

18.2	Interpretation

Unless the context requires otherwise, the following rules apply in interpreting this Prospectus:

(a)	words or phrases defined in the Corporations Act have the same meaning in this Prospectus;

(b)	a reference to legislation, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c)	the singular includes the plural and vice versa;

(d)	the word ‘person’ includes an individual, a firm, a body corporate, a partnership, a joint venture, an unincorporated body or association, or any government agency;

(e)	a reference to Australian dollars, AUD, $ or dollars is to the lawful currency of the Commonwealth of Australia; and

(f)	a reference to time is to EST.

PROGEN PHARMACEUTICALS

Progen Pharmaceuticals Limited

ABN 82 010 975 612

PUBLIC OFFER APPLICATION FORM

This Application Form is important. If you are in doubt as to how to deal with it, please contact your stockbroker or professional adviser without delay. You should read the entire Prospectus carefully before completing this Application Form. To meet the requirements of the Corporations Act, this Application Form must not be distributed unless included in, or accompanied by, the Prospectus.

A I/We apply for

B I/We lodge full Application Money

A$.

C Individual/Joint applications - refer to naming standards overleaf for correct forms of registrable title(s)

Title or Company Name Given Name(s) Surname

Joint Applicant 2 or Account Designation

Joint Applicant 3 or Account Designation

D Enter the postal address - include State and Postcode

Unit Street Number Street Name or PO Box/Other information

City/Suburb/Town State Postcode

E Enter your contact details

Contact Name

Telephone Number - Business Hours

( )

F CHESS Participant

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your application will be deemed to be made without the CHESS HIN, and any Shares issued as a result of the Offer will be held on the Issuer Sponsored subregister.

G Payment details - Please note that funds are unable to be directly debited from your bank account

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$

Make your cheque, money order or bank draft payable to 'Progen Pharmaceuticals Limited Public Offer A/C'

By submitting this Application Form:

- I/We declare that this application is complete and lodged according to the Prospectus dated 10 November 2015, and the declarations/statements on the reverse of this Application Form,
- I/We declare that all details and statements made by me/us (including the declaration on the reverse of this Application Form) are complete and accurate, and
- I/We agree to be bound by the Constitution of Progen Pharmaceuticals Limited (**'the Company'**)

See overleaf for completion guidelines →

How to complete this form

A Shares applied for
Enter the number of Shares you wish to apply for. Applications under the Offer must be for a minimum of $2,100 worth of Shares (10,000 Shares) and thereafter in multiples of $210 worth of Shares (1,000 Shares). The Offer Price of the Shares is payable in full on Application.

B Application Monies
Enter the amount of Application Monies. To calculate the amount, multiply the number of Shares by the issue price of $0.21 per Share. The minimum amount of Application monies is $2,100 and applications for less than this amount may be rejected.

C Applicant Name(s)
Enter the full name you wish to appear on the register of Shares and statement of shareholding. This must be either your own name or the name of a company. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. Clearing House Electronic Subregister System (CHESS) participants should complete their name identically to that presently registered in the CHESS system.

D Postal Address
Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact Details
Enter your contact details. These are not compulsory but will assist us if we need to contact you regarding this application.

F CHESS
The Company participates in CHESS. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold Shares allotted to you under this Application on the CHESS Subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by the Company and allocated a Securityholder Reference Number (SRN).

G Payment
Make your cheque, money order or bank draft payable to **'Progen Pharmaceuticals Limited Public Offer A/C'** in Australian currency and cross it **'Not Negotiable'**. Your cheque, money order or bank draft must be drawn on an Australian Bank.
Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B. **Please note that funds are unable to be directly debited from your bank account.**
Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented any may result in your Application being rejected.
Paperclip (do not staple) your cheque(s) to the Application Form. Cash will not be accepted. No receipt for payment will be forwarded to Applicants.

Before completing the Application Form the Applicant(s) should read this Prospectus to which this Application relates. By lodging the Application Form, the Applicant agrees that this Application for Shares in the Company is upon and subject to the terms of the Prospectus and the Constitution of the Company, agrees to take any number of Shares that may be issued to the Applicant(s) pursuant to the Prospectus and declares that all details and statements made are complete and accurate. It is not necessary to sign the Application Form.

Lodgement of Application

Application Forms must be received by Computershare Investor Services Pty Limited (**CIS**) by no later than 5:00pm AEDT on 30 November 2015. You should allow sufficient time for this to occur. Return the Application Form with cheque(s) attached to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 3001

Neither CIS nor the Company accepts any responsibility if you lodge the Application Form at any other address or by any other means. If you have any enquiries concerning your application, please contact Computershare Investor Services Pty Limited on 1300 552 270 (within Australia) or +61 3 9415 4000 (outside Australia).

Privacy Statement

Personal information is collected on this form by CIS for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. In addition, the Company may authorise us on their behalf to send you marketing material or include such material in a corporate communication. You may elect not to receive marketing material by contacting CIS using the details provided on the front of this form or emailing privacy@computershare.com.au. We may be required to collect your personal information under the Corporations Act 2001 (Cth) and ASX Settlement Operating Rules. We may disclose your personal information to our related bodies corporate and to other individuals or companies who assist us in supplying our services or who perform functions on our behalf or to third parties upon direction by the Company where related to their administration of your securityholding, or where you have otherwise agreed we may disclose it. Some of these recipients may be located outside Australia, including in the following countries: Canada, India, New Zealand, the Philippines, the United Kingdom and the United States of America. For further details, including how to access and correct your personal information, and information on our privacy complaints handling procedure, please contact our Privacy Officer at privacy@computershare.com.au or see our Privacy Policy at http://www.computershare.com/au.

Correct forms of registrable title(s)

Note that ONLY legal entities are allowed to hold Shares. Application Forms must be in the name(s) of a natural person(s), companies or other legal entities acceptable to the Company. At least one full given name and the surname is required for each natural person. Application Forms cannot be completed by persons less than 18 years of age. Examples of the correct form of registrable title are set out below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual: Use given names in full, not initials	Mr John Alfred Smith	JA Smith
Company: use the company's full title, not abbreviations	ABC Pty Ltd	ABC P/L or ABC Co
Joint Holdings: use full and complete names	Mr Peter Robert Williams & Ms Louise Susan Williams	Peter Robert & Louise S Williams
Trusts: use the trustee(s) personal name(s)	Mrs Susan Jane Smith <Sue Smith Family A/C>	Sue Smith Family Trust
Deceased Estates: use the executor(s) personal name(s)	Ms Jane Mary Smith & Mr Frank William Smith <Est John Smith A/C>	Estate of late John Smith or John Smith Deceased
Minor (a person under the age of 18): use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Master Peter Smith
Partnerships: use the partners personal names	Mr John Robert Smith & Mr Michael John Smith <John Smith and Son A/C>	John Smith and Son
Long Names	Mr John William Alexander Robertson-Smith	Mr John W A Robertson-Smith
Clubs/Unincorporated Bodies/Business Names: use office bearer(s) personal name(s)	Mr Michael Peter Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds: use the name of the trustee of the fund	Jane Smith Pty Ltd <Super Fund A/C>	Jane Smith Pty Ltd Superannuation Fund

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
PROGEN PHARMACEUTICALS LIMITED

ABN
82 010 975 612

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Minimum of 47,619,048 shares Maximum of 69,047,619 shares

3

Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

+ See chapter 19 for defined terms.

04/03/2013

Appendix 3B Page 1

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

●  the date from which they do

●  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

●  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5	Issue price or consideration	$0.21 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

 (a)  To assist the Company to meet the re-admission requirements of ASX under Chapters 1 and 2 of the ASX Listing Rules (e.g. shareholder spread, asset test);

 (b)  To provide the Company with additional funding to progress the development and marketing of the Products and provide the Company with sufficient working capital to meet its stated expenses under the Prospectus; and

 (c)  Where additional funds are raised, to be applied first towards research and development costs, sales and marketing and then to general working capital.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

No

6b	The date the security holder resolution under rule 7.1A was passed

6c	Number of +securities issued without security holder approval under rule 7.1

+ See chapter 19 for defined terms.

04/03/2013

Appendix 3B Page 2

6d	Number of +securities issued with security holder approval under rule 7.1A

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)

6f	Number of +securities issued under an exception in rule 7.2

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Listing Rule 7.1: 8,292,797 Listing Rule 7.1A: N/A Annexure 1 is attached

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	Minimum of 102,904,363 shares Maximum of 124,332,934 shares	Fully paid ordinary shares

+ See chapter 19 for defined terms.

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		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	2,007,200	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Company has no dividend policy

Part 2 - Pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

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20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25	If the issue is contingent on security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do security holders sell their entitlements in full through a broker?

31	How do security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

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32	How do security holders dispose of their entitlements (except by sale through a broker)?

33	+Issue date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☐	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

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Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

●   the date from which they do

●   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

●   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

+ See chapter 19 for defined terms.

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Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

●	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

●	There is no reason why those +securities should not be granted +quotation.

●	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

●

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

●

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Date: 11 November 2015
(Director/Company secretary)

Print name:	Blair Lucas, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

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Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	55,285,315

Add the following:

•     Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•     Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•     Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•     Include only ordinary securities here – other classes of equity securities cannot be added

•     Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•     It may be useful to set out issues of securities on different dates as separate line items

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil
“A”	55,285,315

+ See chapter 19 for defined terms.

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Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	8,292,797
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•    Under an exception in rule 7.2

•    Under rule 7.1A

•    With security holder approval under rule 7.1 or rule 7.4

Note:

•    This applies to equity securities, unless specifically excluded – not just ordinary securities

•    Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•    It may be useful to set out issues of securities on different dates as separate line items

“C”	0
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	8,292,797
Subtract “C” Note: number must be same as shown in Step 3	0
Total [“A” x 0.15] – “C”	8,292,797 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

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Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•     This applies to equity securities – not just ordinary securities

•     Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•     Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•     It may be useful to set out issues of securities on different dates as separate line items

“E”

+ See chapter 19 for defined terms.

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Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2
Subtract “E” Note: number must be same as shown in Step 3
Total [“A” x 0.10] – “E”	Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.

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Appendix 3B Page 12